
03056950


SEC MAIL PROCESSING
RECEIVED
APR 28 2003
WASH. D.C. 180 SECTION



We're car people.

Pep Boys – Manny, Moe & Jack


PEP BOYS
2002 Annual Report



Overview

Pep Boys has been America's car improvement resource for 81 years. Capitalizing upon our heritage and brand equity, we have become the nation's leading automotive aftermarket retail service provider. Our approach to the market is unique. Our Supercenters, which are open seven days and six nights a week, serve all four industry categories: "do-it-yourself" (DIY), "do-it-for-me" (DIFM), "buy-for-resale" and tires. This complete offering uniquely positions Pep Boys to capture a larger share of the $128 billion automotive aftermarket than our competitors.

Service labor, at $30 billion, represents the second largest aftermarket sector. With over 6,500 state-of-the-art service bays, Pep Boys enjoys a significant competitive advantage over other service providers. In 2002, service labor accounted for 19% of our revenues. Coupled with the revenue generated by our sales of installed parts, we derived 45% of our total revenue from our service and repair capabilities. At a time when many competitors are exiting the marketplace, the number of vehicles and average miles driven both continue to rise, resulting in less competition and more opportunity for Pep Boys.


DIY
16.4%
$21.0 billion
Tires
12.5%
$16.0 billion
Service Labor
23.4%
$30.0 billion
Commercial
47.7%
$61.0 billion

2002 Car & Light Truck Aftermarket
$128 billion

Source: Lang Marketing Resources; *Modern Tire Dealer*



Edging Out The Competition

Pep Boys remains enthusiastic about the opportunity to continue to grow our service and repair business. Customer demand for diagnostic, post-warranty repair and maintenance work continues to increase, as does the opportunity to provide commercial customers with vehicle inspection and fleet maintenance services.

Unlike most service providers who are dependent upon external parts suppliers, the vast majority of parts installed by Pep Boys' technicians are stocked in stores and, therefore, readily available. Our service customers also enjoy the benefit of lower priced parts since we buy them directly from the manufacturers, thus eliminating the traditional distributor mark-up.

Our ongoing investment in state-of-the-art service equipment provides our service professionals with the tools they need to repair today's increasingly complex vehicles. Continuing education programs, including an online learning system and career advancement programs linked to ASE certifications for our professionals, ensure that our customers can rely on knowledgeable car care experts in 36 states and Puerto Rico.

In 2002, the motoring public was introduced to online shopping at pepboys.com and now has the ability to buy over 120,000 name-brand, top-quality accessories and tires.

We are also initiating a customer relationship management (CRM) system to allow us to better identify and communicate with customers. CRM will assist us in anticipating individual customer purchasing patterns and enable us to develop long-term relationships with each customer. The use of CRM will also enable us to capture, consolidate and analyze customer information, which will be used to enhance our marketing efforts.


FUTURA
INTRODUCING
THE NEW
LOW PROFILE
HIGH PERFORMANCE
VENTUS TIRE



Evolving Marketplace

A renewed interest in cars by younger DIYers has created yet another growth opportunity for Pep Boys. Our sponsorship of youth-targeted events, such as "Hot Import Nights," showcases Pep Boys' offering of highly desirable performance and appearance parts and accessories in an interactive, high-energy atmosphere.

We have also reallocated more of our industry-leading 11,500 square feet of retail display space for the sale of these parts and accessories, along with additional growth categories like truck and vehicle interior, fashion-coordinated accessories, tools and garage items. We also offer the customer the convenience of installation, since we install everything we sell.

Tires continue to play an important role in our performance, impacting both merchandise sales and service revenue. We offer a comprehensive line of private-label and name-brand tires for both import and domestic cars and trucks.

While replacement tires represent approximately 12.5% of the automotive aftermarket, demand weakened in 2002 due to the aftermath of the tire recalls in 2002 and 2001. Nonetheless, tires represented 16% of Pep Boys sales in 2002 and the expectation is that the replacement market will begin to recover in the latter half of 2003.

Tuning Up Pep Boys' Business

Our auto parts delivery business has been re-branded "Pep Express Parts" (PEP) to reflect our long-standing commitment to automotive service professionals. PEP operates in over 450 of our stores in the United States and Puerto Rico. With a fleet of more than 1,300 delivery trucks, PEP is among the nation's largest providers of on-demand, top-quality, name-brand parts, supplies, tires, tools and equipment for service professionals.

We also continue to make significant systems enhancements. This year, we will begin to roll out our fully integrated store system, which we call "POC" (Point of Customer). This system is designed to combine our centralized data collected nationwide with real time communications, providing our associates with instant access to information.

Making certain that Pep Boys associates receive the best technical information and training available in the marketplace allows us to maintain our status as the leader in the automotive aftermarket. Pep Boys has become an employer of choice because we provide opportunities that leverage the individual strengths of our associates. Our online learning system further develops our associates by providing both technical data and customer service skills.

In order to better correlate customer demand and staffing, we are rolling out a new labor scheduling system. In 2002, we made significant strides in the rationalization of our inventory. This process is ongoing, allowing Pep Boys to eliminate slow moving product while enhancing our merchandise offering on a store-specific and market-specific basis. Stores are being re-merchandised to reflect a unique "store-within-a-store" concept. Recent enhancements included a new interactive, electronics display. We also introduced a new display for oil change products to assist our customers in the selection of their preferred brands, while simultaneously providing helpful product information.

To broaden our customer appeal, we continue to utilize a more aggressive and demographic-specific approach to our advertising. Our multi-media strategy targets a diverse group of consumers with an added emphasis on women and young males. National and local market advertising includes cable television, radio and Sunday newspaper inserts or ads.


accessories
accessories
See What Your Truck or SUV
Could Look Like with Accessories!


COMPARE
SAVE
PROLine
10W-30


ELECTRONICS
CENTER
SONY
PIONEER





The Road Ahead

Pep Boys will continue to improve the performance of our existing stores in all four categories of the aftermarket, aggressively control expenses, improve margins and enhance our balance sheet. At the same time, we will pursue and explore strategic alliance opportunities.

Our customers can expect to receive the same great standard of service and expert advice that they have come to expect from Pep Boys over the past 81 years. With the implementation of fully-integrated systems, enhanced merchandise displays and increased associate training, we are optimistic about our opportunities in the service, accessory and tire categories and believe that we remain the best positioned company in the rapidly changing automotive aftermarket.

To Our Shareholders:

We are pleased to report a significant increase in earnings, the continued enhancement of our balance sheet and a number of exciting initiatives that are being undertaken at your Company.

Operating Results

As a result of a weak economy, a ten-year low in consumer confidence and an industry-wide decline in replacement tire demand, comparable store sales declined 0.7%, due, in part, to the 4% decline in comparable tire sales.

However, opportunistic buying, intelligent pricing, a favorable sales mix and reduced shrinkage enabled us to increase our merchandise margins and gross profit from merchandise sales, while the refinement of our staffing model enabled us to achieve an increase in service margins and gross profit from service center revenue.

In addition, we continued our pattern of improving our operating efficiency by significantly reducing both store occupancy and warehouse and shipping expenses.

At the same time, an enhanced balance sheet and a lower interest rate environment enabled us to significantly reduce interest expense.

As a result, **net earnings excluding a non-recurring charge and extraordinary items, increased 26% in fiscal 2002.**

Balance Sheet

In addition to improving our earnings, we continued to strengthen our balance sheet.

On May 21, 2002, we sold $150,000,000, 4.25%, Convertible Notes, with a conversion price of $22.40 per share, which are due in 2007.

Utilizing our internally generated cash and a portion of the proceeds from the aforementioned Convertible Notes, in the second and third quarters of 2002, we redeemed a total of $92,790,000 Medium-Term Notes with an average interest rate of 6.46%, which are due in 2007.

The retirement of these Medium-Term Notes, the retirement of approximately $241,500,000 and $30,200,000 face value of Liquid Yield Option Notes in 2001 and 2000, respectively, stringent control over working capital and capital spending, and a lower interest rate environment, **enabled us to reduce interest expense by nearly $4,500,000 in fiscal 2002.**

Share Price

Despite improving our fiscal 2002 earnings and balance sheet, our share price declined along with the broader equity markets which are severely depressed as a result of low consumer confidence levels and concerns over the war.

As of February 1, 2003, book value per share was $12.59.

Dividend

At a point in time when the equity markets and interest rates are both very depressed, **we are proud of Pep Boys' dividend record, having paid a cash dividend on an uninterrupted basis since 1950.**

Chairman & CEO to Retire

After more than 24 years of service to the Company, the Board of Directors determined that it was in the best interest of the Company and its shareholders to plan for my eventual retirement and to initiate the process of seeking my successor. To that end, the Company notified me of its intention not to renew my employment agreement and announced that I would retire. In order to ensure an orderly transition, I have agreed to remain in my current capacity until a successor is hired. A committee of the Board of Directors has retained an executive search firm and a search is underway.

Outlook

While the economy, the war and the weather are all beyond our control, I am extremely proud of our accomplishments in areas we could control.

Although significant progress was made in fiscal 2001, we continued to achieve increased efficiencies in many key operating areas in fiscal 2002 and believe that **additional opportunities to improve our productivity and profitability still exist.**

Looking ahead, we're enthused about some new programs, key initiatives and an exciting strategic alliance.

- In fiscal 2002, we did a commendable job rationalizing our inventory. While that process is ongoing, **we're enhancing our merchandise offering in a number of categories on a store-specific and market-specific basis.**
- **We're remodeling and refreshing many of our stores.**



- In April, **Pep Boys and eBay Motors will launch a pilot vehicle inspection program** in California, Texas and Florida.

  Although eBay Motors is already one of the largest sellers of used vehicles in the world, they believe the utilization of a uniform vehicle inspection program will enable individual sellers to provide a condition report that can be accessed via the eBay Motors web site will increase the reliability of information posted by individual sellers and improve their sales results.

  Pep Boys' unique competitive advantages, which include a skilled team of professionals, more than 6,500 company operated service bays, the ability to service all makes and models, a broad in-stock inventory that efficiently supports the product needs of our service centers, customer convenient hours, extraordinary brand equity and trust that has been built over 81 years, enabled us to establish this relationship with eBay.

  If the three-state, 241-store pilot program is successful, the vehicle inspection program will be rolled out to the 33 remaining states that are serviced by Pep Boys stores in late May or early June.

- We're in the process of **rolling out a new labor scheduling system** which was designed by Kronos. Although this system will be an asset in the retail area of our stores, it will be especially beneficial in our service centers as we better align the relationship between staffing and workload.

- To better serve the needs of our service customers, we **will soon be implementing an enhanced Customer Relationship Management (CRM) program** which was developed for us by Siebel Systems. This is a breakthrough initiative that will enable us to maintain comprehensive vehicle usage and service records, anticipate consumer needs, and communicate to individual customers with personalized, targeted messages.

- In the fourth quarter of fiscal 2003, **we will begin to roll out our new Point of Customer (POC) store system.** This flexible, wireless system will feature a fully integrated, streamlined solution that will accommodate the needs of our diverse business model.

  Our POC store system will feature real-time information visibility, significantly improved product sourcing and inventory management capabilities, along with a sophisticated, state-of-the-art service work order system that will greatly enhance the customer experience at Pep Boys.

Thank You!

I'd like to thank my teammates for helping to make fiscal 2002 a very positive year for our Company as well as express my sincerest appreciation to all of the wonderful people who have worked with me, supported me and inspired me since I joined Pep Boys in 1978.

My more than 24 years at Pep Boys can be categorized in three phases—an extended period of growth as we transitioned from a bicoastal, dual-division entity to a successful national chain, a very challenging period that culminated with the Profit Enhancement Plan in 2000 and, most recently, a very demanding and gratifying period of recovery and repositioning.

Irrespective of the year or circumstance, certain things have remained constant. Consistent with the legacy of Manny, Moe & Jack, we maintained a high level of honesty and integrity while helping people get the most out of their cars, we dedicated ourselves to exceeding the expectations of our customers, and we adhered to exemplary corporate governance principles.

As I reflect upon my nearly quarter of a century at Pep Boys, I realize that I have been blessed to have been surrounded and supported by so many wonderful people.

Although the economy and, more recently, the war have created challenges, the efficiencies that we have achieved over the past few years, the initiatives and systems that we are implementing, the competitive advantages that we enjoy, and, most importantly, the quality of our people, collectively make our future bright.

As I contemplate retiring, I am excited about the prospects of this company that I have grown to love. While I will miss my teammates, my thoughts and prayers will be with them. Thank you for your loyalty and support, and best wishes for continued success and much happiness.

Sincerely,

Mitchell G. Leibovitz
Chairman of the Board &
Chief Executive Officer
March 25, 2003



SELECTED FINANCIAL DATA (Unaudited)

(dollar amounts in thousands, except per share amounts)

Stores by State



Alabama	1	Missouri	1
Arizona	23	Nevada	12
Arkansas	1	New Hampshire	4
California	134	New Jersey	29
Colorado	8	New Mexico	8
Connecticut	8	New York	31
Delaware	6	North Carolina	11
Florida	47	Ohio	13
Georgia	26	Oklahoma	6
Illinois	24	Pennsylvania	45
Indiana	9	Puerto Rico	27
Kansas	2	Rhode Island	3
Kentucky	4	South Carolina	6
Louisiana	10	Tennessee	7
Maine	1	Texas	60
Maryland	19	Utah	6
Massachusetts	8	Virginia	17
Michigan	7	Washington	2
Minnesota	3		

629 Stores in 36 States and Puerto Rico

Year ended	February 1, 2003	February 2, 2002
Statement of Operations Data		
Merchandise sales	$ 1,756,675	$ 1,765,643
Service revenue	415,813	418,917
Total revenues	2,172,488	2,184,560
Gross profit from merchandise sales	529,848[2]	515,235[3]
Gross profit from service revenue	104,263[2]	103,006[3]
Total gross profit	634,111[2]	618,241[3]
Selling, general and administrative expenses	520,446[2]	513,946[3]
Operating profit (loss)	113,665[2]	104,295[3]
Non-operating income	3,097	3,444
Interest expense	46,858	51,335
Earnings (Loss) before income taxes, extraordinary items and accounting change[1]	69,904[2]	56,404[3]
Net earnings (loss) before extraordinary items and accounting change	44,039[2]	36,100[3]
Extraordinary items	(239)	(765)
Accounting change	—	—
Net earnings (loss)	43,800[2]	35,335[3]
Balance Sheet Data		
Working capital	$ 130,680	$ 115,201
Current ratio	1.24 to 1	1.21 to 1
Merchandise inventories	$ 488,882	$ 519,473
Property and equipment – net	1,088,037	1,117,486
Total assets	1,799,910	1,806,135
Long-term debt (includes all convertible debt)	525,577	544,418
Stockholders' equity	649,992	617,790
Data Per Common Share		
Basic earnings (loss) before extraordinary items and accounting change	$ .85[2]	$ .70[3]
Basic earnings (loss)	.85[2]	.69[3]
Diluted earnings (loss) before extraordinary items and accounting change	.82[2]	.69[3]
Diluted earnings (loss)	.82[2]	.68[3]
Cash dividends	.27	.27
Stockholders' equity	12.59	12.01
Common share price range: high – low	19.38 – 8.75	18.48 – 4.40
Other Statistics		
Return on average stockholders' equity	6.9%	5.8%
Common shares issued and outstanding	51,644,578	51,430,861
Capital expenditures	$ 43,911	$ 25,375
Number of retail outlets	629	628
Number of service bays	6,527	6,507

1 All data per common share for the years ended February 1, 1997 and prior have been restated to reflect the adoption of Statement of Financial Accounting Standards No. 128, "Earnings per Share."

2 Includes pretax charges of $2,529 related to the Profit Enhancement Plan of which $2,014 reduced gross profit from merchandise sales, $491 reduced gross profit from service revenue and $24 was included in selling, general and administrative expenses.

3 Includes pretax charges of $5,197 related to the Profit Enhancement Plan of which $4,169 reduced gross profit from merchandise sales, $813 reduced gross profit from service revenue and $215 was included in selling, general and administrative expenses.



February 3, 2001	January 29, 2000	January 30, 1999	January 31, 1998	February 1, 1997	February 3, 1996	January 28, 1995	January 29, 1994	January 30, 1993
$ 1,957,480	$ 1,954,010	$ 1,991,340	$ 1,720,670	$ 1,554,757	$ 1,355,008	$ 1,211,536	$ 1,076,543	$ 1,008,191
460,988	440,523	407,368	335,850	273,782	239,332	195,449	164,590	147,403
2,418,468	2,394,533	2,398,708	2,056,520	1,828,539	1,594,340	1,406,985	1,241,133	1,155,594
452,038[4]	538,957	492,443[5]	474,239[6]	484,494	411,133	364,378	307,861	272,412
79,813[4]	84,078	79,453	66,081	53,025	44,390	32,417	27,457	24,528
531,851[4]	623,035	571,896[5]	540,320[6]	537,519	455,523	396,795	335,318	296,940
559,883[4]	528,838	517,827[5]	429,523[6]	349,353	295,098	247,069	213,667	193,374
(28,032)[4]	94,197	54,069[5]	110,797[6]	188,166	160,425	149,726	121,651	103,566
2,245	2,327	2,145	4,315	1,369	1,099	2,687	2,558	2,229
57,882	51,557	48,930	39,656	30,306	32,072	25,931	19,701	20,180
(83,669)[4]	44,967	7,284[5]	75,456[6]	159,229	129,452	126,482	104,508	85,615
(53,148)[4]	29,303	4,974[5]	49,611[6]	100,824	81,494	80,008	65,512	54,579
2,054	—	—	—	—	—	—	—	—
—	—	—	—	—	—	(4,300)	—	—
(51,094)[4]	29,303	4,974[5]	49,611[6]	100,824	81,494	75,708	65,512	54,579
$ 122,741	$ 185,206	$ 251,935	$ 160,013	$ 75,494	$ 42,991	$ 123,646	$ 93,444	$ 104,718
1.22 to 1	1.35 to 1	1.51 to 1	1.26 to 1	1.14 to 1	1.10 to 1	1.43 to 1	1.38 to 1	1.47 to 1
$ 547,735	$ 582,898	$ 527,397	$ 655,363	$ 520,082	$ 417,852	$ 366,843	$ 305,872	$ 295,179
1,194,235	1,335,749	1,330,256	1,377,749	1,189,734	1,014,052	861,910	723,452	628,918
1,898,084	2,064,948	2,089,993	2,156,156	1,815,483	1,498,135	1,289,946	1,077,963	967,755
654,194	784,024	691,714	646,641	455,665	367,043	380,787	253,000	209,347
594,766	658,284	811,784	822,635	778,091	665,460	586,253	547,759	509,763
$ (1.04)[4]	$ .58	$ .08[5]	$ .81[6]	$ 1.67	$ 1.37	$ 1.35	$ 1.08	$ .92
(1.00)[4]	.58	.08[5]	.81[6]	1.67	1.37	1.28	1.08	.92
(1.04)[4]	.58	.08[5]	.80[6]	1.62	1.34	1.32	1.06	.90
(1.00)[4]	.58	.08[5]	.80[6]	1.62	1.34	1.25	1.06	.90
.27	.27	.26	.24	.21	.19	.17	.15	.1375
11.60	12.91	13.18	13.39	12.78	11.12	10.91	9.53	8.40
7.69 – 3.31	21.63 – 7.13	26.69 – 12.38	35.63 – 21.56	38.25 – 27.88	34.75 – 21.88	36.88 – 26.00	27.50 – 20.50	27.38 – 17.13
(8.2)%	4.0%	0.6%	6.2%	14.0%	13.0%	13.4%	12.4%	12.3%
51,260,663	50,994,099	61,615,140	61,425,228	60,886,991	59,851,521	59,269,179	60,111,855	60,669,102
$ 57,336	$ 104,446	$ 167,876	$ 284,084	$ 245,246	$ 205,913	$ 185,072	$ 135,165	$ 78,025
628	662	638	711	604	506	435	386	357
6,498	6,895	6,608	6,208	5,398	4,727	4,166	3,626	3,234

4 Includes pretax charges of $74,945 related to the Profit Enhancement Plan of which $67,085 reduced gross profit from merchandise sales, $5,232 reduced gross profit from service revenue and $2,628 was included in selling, general and administrative expenses.
5 Includes pretax charges of $29,451 ($20,109 net of tax or $.33 per share – basic and diluted), $27,733 of which reduced gross profit from merchandise sales with the remaining $1,718 included in selling, general and administrative expenses. These charges were associated with the closure and sale of 109 *Express* stores.
6 Includes pretax charges of $28,012 ($18,418 net of tax or $.30 per share – basic and diluted), $16,330 of which reduced gross profit from merchandise sales with the remaining $11,682 included in selling, general and administrative expenses. These charges were associated with closing nine stores, reducing the store expansion program, converting all *PartsUSA* stores to the *Pep Boys Express* format, certain equipment write-offs, severance and other non-recurring expenses.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Liquidity and Capital Resources

The Company's cash requirements arise principally from the capital expenditures related to existing stores, offices and warehouses, the need to finance the acquisition, construction and equipping of new stores and to purchase inventory. The primary capital expenditures for fiscal 2002 were attributed to capital maintenance of the Company's existing stores and offices. The Company opened two new stores in fiscal 2002, compared with one new store in fiscal 2001 and five new stores in fiscal 2000. In fiscal 2002, the Company increased its levels of capital expenditures 73.1% compared to fiscal 2001. In fiscal 2002, with a decrease in net inventory levels offset, in part, by the increase in capital expenditures, the Company decreased its debt by $41,574,000 and increased its cash and cash equivalents by $26,789,000. In fiscal 2001, with a decrease in net inventory levels coupled with decreased levels of capital expenditures, the Company decreased its debt by $143,913,000 and increased its cash and cash equivalents by $7,986,000. In fiscal 2000, with an increase in net inventory levels offset, in part, by decreased levels of capital expenditures, the Company increased its debt by $28,739,000 and decreased its cash and cash equivalents by $10,490,000. The following table indicates the Company's principal cash requirements for the past three fiscal years:

(dollar amounts in thousands)	**Fiscal 2002**	Fiscal 2001	Fiscal 2000	Total
Cash requirements:				
Capital expenditures	$ **43,911**	$ 25,375	$ 57,336	$ 126,622
Net inventory (decrease) increase[1]	**(14,559)**	(39,592)	80,148	25,997
Total	$ **29,352**	$ (14,217)	$ 137,484	$ 152,619
Net cash provided by operating activities *(excluding the change in net inventory)*	$ **123,841**	$ 128,301	$ 99,739	$ 351,881

1 Net inventory (decrease) increase is the change in inventory less the change in accounts payable.

In fiscal 2002, merchandise inventories decreased as the Company continued its focus on improving inventory management. Additionally, the Company decreased the average number of stock-keeping units per store to approximately 24,000 in fiscal 2002, compared to 25,000 in fiscal 2001 and 26,000 in fiscal 2000. In fiscal 2001, merchandise inventories decreased as the Company maintained its net store count and completed the exit of the two distribution centers closed in fiscal 2000 as part of the Profit Enhancement Plan. In fiscal 2000, merchandise inventories decreased as the Company decreased its net store count by 34 and closed the two distribution centers.

The Company's working capital was $130,680,000 at February 1, 2003, $115,201,000 at February 2, 2002 and $122,741,000 at February 3, 2001. The Company's long-term debt, as a percentage of its total capitalization, was 45% at February 1, 2003, 47% at February 2, 2002 and 52% at February 3, 2001. As of February 1, 2003, the Company had an available line of credit totaling $139,047,000.

The Company has no plans to open any new stores in fiscal 2003. Management estimates capital expenditures relating to existing stores, warehouses and offices during fiscal 2003 will be approximately $55,000,000. The Company anticipates that its net cash provided by operating activities and its existing line of credit will exceed its principal cash requirements for capital expenditures and net inventory in fiscal 2003.

The following tables represent the Company's total contractual obligations and commercial commitments as of February 1, 2003:

(dollar amount in thousands) Obligation	Total	Due in less than 1 year	Due in 1–3 years	Due in 3–5 years	Due after 5 years
Long-term debt[1]	$ 626,711	$ 101,183	$ 226,579	$ 298,703	$ 246
Operating leases	500,640	46,640	80,119	72,800	301,081
Capital leases	748	699	49	—	—
Unconditional purchase obligation	23,393	5,993	17,400	—	—
Other	4,900	4,900	—	—	—
Total Cash Obligations	$1,156,392	$ 159,415	$ 324,147	$ 371,503	$ 301,327

1 Long-term debt includes current maturities.

(dollar amounts in thousands) Commercial Commitments	Total	Due in less than 1 year	Due in 1–3 years	Due in 3–5 years	Due after 5 years
Import letters of credit	$ 2,399	$ 2,399	$ —	$ —	$ —
Standby letters of credit	40,480	40,480	—	—	—
Surety bonds	9,375	9,375	—	—	—
Total Commercial Commitments	$ 52,254	$ 52,254	$ —	$ —	$ —

The other commitment due in the next year of $4,900,000 is related to the non-renewal of the Chairman and CEO's employment agreement. The letters of credit are used primarily to secure the Company's insurance claims and are renewable on an annual basis. The operating leases shown above are exclusive of any lease obligations for stores for which reserves were created in conjunction with the Profit Enhancement Plan. The Company anticipates that its net cash provided by operating activities, its existing line of credit and its access to capital markets will exceed its cash obligations presented in the tables above.

In January 2003, the Company reclassified $6,000,000 of other notes payable, due January 1, 2004, to current liabilities on the consolidated balance sheet.

In the third quarter of fiscal 2002, the Company retired $42,875,000 aggregate principal amount of the remaining $43,005,000 of the Medium-Term Notes with an original maturity date of September 2007. These notes were redeemed at the option of the holders. The Company repurchased these notes with a portion of the proceeds from the sale of the 4.25% Senior Convertible Notes. The after-tax extraordinary loss was $110,000.

In the second quarter of fiscal 2002, the Company reclassified the $75,000,000, 6.625% notes with a stated maturity date of May 15, 2003 to current liabilities on the consolidated balance sheet. The Company anticipates being able to repurchase these notes with cash from operations and its existing line of credit.

In the second quarter of fiscal 2002, the Company retired $49,915,000 aggregate principal amount of the $50,000,000 Medium-Term Notes with an original maturity date of July 2007. These notes were redeemed at the option of the holders. The Company repurchased these notes with a portion of the proceeds from the sale of the 4.25% Senior Convertible Notes. The after-tax extraordinary loss was $129,000.



On May 21, 2002, the Company issued $150,000,000 aggregate principal amount of 4.25% Convertible Senior Notes due June 1, 2007. The notes are unsecured and jointly and severally guaranteed by the Company's wholly-owned direct and indirect operating subsidiaries, The Pep Boys Manny Moe & Jack of California, Pep Boys – Manny, Moe & Jack of Delaware, Inc. and Pep Boys – Manny, Moe & Jack of Puerto Rico, Inc. The notes may be converted into shares of Pep Boys common stock at any time prior to their maturity unless they have been previously repurchased or redeemed by the Company. The conversion rate is 44.6484 shares per each $1,000 principal amount of notes, equivalent to a conversion price of approximately $22.40 per share. Interest on the notes is payable by the Company on June 1 and December 1 of each year, beginning December 1, 2002. The proceeds from the sale of the notes were used to retire debt.

In fiscal 2001, the Company repurchased the remaining $241,504,000 face value of its Liquid Yield Option Notes (LYONs). The book value of the repurchased LYONs was $161,812,000 and the net after-tax extraordinary loss was $765,000.

In June 2001, the Company obtained $90,000,000 in a Senior Secured Credit Facility. The facility, which is secured by certain equipment and real estate with a total book value as of February 1, 2003 of $89,960,000, was issued in two tranches. Tranche A is a term loan for $45,000,000 with an interest rate based on London Interbank Offered Rate (LIBOR) plus 3.65%. Tranche A is structured as a two-year term loan payable in equal installments with the final payment due in 2003. Tranche B is a term loan for $45,000,000 with an interest rate of LIBOR plus 3.95%. Tranche B is structured as a five-year term loan payable in equal installments with the final payment due in 2006. The Senior Secured Credit Facility is subject to certain financial covenants. The Company used the proceeds from the facility to repurchase the outstanding LYONs that were put back to the Company in fiscal 2001.

In May 2001, the Company sold certain operating assets for $14,000,000. The assets were leased back from the purchaser in a lease structured as a one-year term with three one-year renewal options. The resulting lease is being accounted for as an operating lease and the gain of $3,817,000 from the sale of the certain operating assets is deferred until the lease term is completed and the residual guarantee is satisfied, at which time the gain will be recorded in costs of merchandise sales and costs of service revenue on the consolidated statement of operations. The Company used the proceeds from the sale to retire debt.

In fiscal 2000, the Company repurchased $30,200,000 face value of its LYONs at a price of $520 per LYON. The book value of the repurchased LYONs was $19,226,000 and the after-tax extraordinary gain was $2,025,000.

In September 2000, the Company entered into a new revolving credit agreement. The new revolving credit agreement provides up to $225,000,000 of borrowing availability, which is collateralized by inventory and accounts receivable. Funds may be drawn and repaid anytime prior to September 10, 2004. Sixty days prior to each anniversary date, the Company may request and, upon agreement with the bank, extend the maturity of this facility an additional year. The interest rate on any loan is equal to the LIBOR plus 1.75%, and increases in 0.25% increments as the excess availability falls below $50,000,000. The revolver is subject to financial covenants. The Company recorded an after-tax extraordinary loss related to the restructuring of its revolving line of credit of $931,000 in the third quarter of fiscal 2000.

In September 2000, the Company entered into a $143,000,000 real estate operating lease facility with leased property trusts, established as an unconsolidated special-purpose entity. The real estate operating lease facility, which has an interest rate of LIBOR plus 1.85%, replaces $143,000,000 of leases, which had an interest rate of LIBOR plus 2.27%. The Company, as a result of replacing the existing operating leases, recorded a pretax charge to fiscal 2000 earnings of $1,630,000 of unamortized lease costs, which was recorded in the costs of merchandise sales of the consolidated statement of operations. The $143,000,000 real estate operating lease facility has a four-year term with a guaranteed residual value. At February 1, 2003, the Company had approximately $132,000,000 of real estate leased under the facility and the maximum amount of the residual guarantee relative to the real estate under the lease is approximately $92,372,000. The Company expects the fair market value of the leased real estate, subject to the purchase option or sale to a third party, to substantially reduce or eliminate the Company's payment under the residual guarantee at the end of the lease term.

In September 2000, the Company retired $70,000,000 of Senior Notes, at par, using the proceeds from the $225,000,000 revolving line of credit. The retired notes were issued in a private placement in February 1999 in two tranches. The first tranche was for $45,000,000 and had a coupon of 8.45% with a maturity of 2011. The second tranche was for $25,000,000 and had a coupon of 8.30% with a maturity of 2009.

In June 2000, the Company repurchased $5,995,000 face value of the $49,000,000 Medium-Term Note. The after-tax extraordinary gain was $960,000.

Pension Plans

The Company has a defined benefit pension plan covering its full-time employees hired on or before February 1, 1992 and an unfunded Supplemental Executive Retirement Plan (SERP). The pension expense for fiscal 2002, 2001 and 2000 was $3,243,000, $1,754,000 and $1,477,000, respectively. This expense is calculated based upon a number of actuarial assumptions, including an expected return on plan assets of 8.5% and a discount rate of 6.75%. In developing the expected return on asset assumptions, the Company evaluated input from its actuaries, including their review of asset class return expectations. The discount rate utilized by the Company is based on a review of AA bond performance. The Company intends to change the expected rate of return on plan assets to 6.75% for fiscal 2003. Due to the effect of the unrecognized actuarial losses and based upon an expected return on plan assets of 6.75%, a discount rate of 6.75% and various other assumptions, the Company estimates the pension expense, exclusive of settlement accounting discussed below, will approximate $3,750,000 for both plans in fiscal 2003. The Company will continue to evaluate its actuarial assumptions and adjust as necessary. In fiscal 2002, the Company contributed $6,975,000 to the defined benefit pension plan. Based upon the current funded status of the defined benefit pension plan, cash contributions are not anticipated in fiscal 2003.

In fiscal 2003, the Company anticipates an approximate settlement of $12,200,000 related to the SERP obligation for the Chairman and CEO. This obligation will result in an expense for settlement accounting under Statement of Financial Accounting Standards (SFAS) No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," of approximately $4,900,000 in fiscal 2003.

Effects of Inflation

The Company uses the LIFO method of inventory valuation. Thus, the cost of merchandise sold approximates current cost. Although the Company cannot accurately determine the precise effect of inflation on its operations, it does not believe inflation has had a material effect on revenues or results of operations during fiscal 2002, fiscal 2001 or fiscal 2000.

Impairment Charges

During fiscal 2000, the Company, as a result of its ongoing review of the performance of its stores, identified certain stores whose cash flow trend indicated that the carrying value may not be fully recoverable. An impairment charge of $5,735,000 was recorded for these stores in costs of merchandise sales on the consolidated statement of operations. The charge reflects the difference between carrying value and fair value. Fair value was based on sales of similar assets or other estimates of fair value developed by Company management. Management's judgment is necessary to estimate fair value. Accordingly, actual results could vary from such estimates.

Profit Enhancement Plan

In the third quarter of fiscal 2000, the Company comprehensively reviewed its field, distribution and Store Support Center infrastructure and the performance of each of its stores. As a result, the Company implemented a number of changes that have improved its performance. These changes included the closure of 38 under-performing stores and two distribution centers and reductions in store operating hours and the Store Support Center infrastructure.

Plan Update The Company is progressing towards the disposal of the 38 stores (11 owned and 27 leased), two distribution centers and two development parcels that were closed or abandoned in connection with the Profit Enhancement Plan. As of February 1, 2003, the Company had disposed of 22 of the closed stores, the two distribution centers and the two development parcels. During fiscal 2002, the Company decided to lease rather than sell three of the closed stores due to changes in the real estate market. As a result, the Company reclassified these three owned properties as assets held for use. The Company estimates that the remaining closed stores (one owned and 12 leased) will be disposed of by the end of the third quarter of fiscal 2003.

Assets Held For Disposal As of February 1, 2003, the assets held for disposal included the building and land of one remaining closed store owned by the Company, which has a carrying value of $1,146,000. This property was sold in the first quarter of fiscal 2003. The Company has sold nine of the 13 owned properties originally held for sale, which included the two development parcels. Additionally, the Company decided to lease rather than sell three of the closed stores due to changes in the real estate market. As a result, the Company reclassified these three owned properties as assets held for use at their estimated market value. The market value of each such property was lower than cost adjusted for depreciation.

In fiscal 2002, the Company sold six and reclassified three (as assets held for use) of the 13 owned properties. The six properties were sold for $8,446,000, net of commissions, and resulted in a loss of $666,000, which was recorded in costs of merchandise sales on the consolidated statement of operations. In addition, the Company adjusted the carrying values of certain assets held for disposal, which resulted in a net decrease of $160,000, which was recorded in costs of merchandise sales on the consolidated statement of operations.

In fiscal 2001, the Company sold three of the 13 owned properties for $4,103,000, net of commissions, and resulted in a loss of $691,000, which was recorded in costs of merchandise sales and selling, general and administrative expenses on the consolidated statement of operations. In addition, the Company recorded a downward revision in the estimated values for certain properties of $1,496,000 in fiscal 2001. This expense was recorded in costs of merchandise sales on the consolidated statement of operations. In fiscal 2001, the Company recorded a loss for equipment held for disposal of $162,000, which was due primarily to a reduction in the Company's estimated proceeds.

In fiscal 2000, the Company recorded charges related to the write-down of assets to fair value of $58,754,000. These charges were associated with the closure of the 38 stores, two distribution centers, the write-off of certain equipment and the abandonment of two development parcels.

Lease Reserve As of February 1, 2003, the Company was able to sublease eight and exit the lease of an additional seven of the 27 leased stores. The Company expects the remaining 12 closed stores that are leased to be subleased or otherwise disposed of by the end of the third quarter of fiscal 2003.

The Company increased the lease reserve $901,000 during fiscal 2002. This increase is due primarily to an increase in the time that it is expected to take to sublease certain properties, offset, in part, by an increase in the estimated sublease rates. The effect of these adjustments was recorded in costs of merchandise sales and costs of service revenue on the consolidated statement of operations.

The Company increased the lease reserve $1,644,000 during fiscal 2001. This change in the reserve was a result of a $3,834,000 increase due primarily to an increase in the estimated amount of time it was expected to take the Company to sublease certain properties and a decrease in estimated sublease rates. The reserve increase was offset, in part, by a $2,190,000 decrease due primarily to lower than estimated commissions and lease exit costs on subleases for certain properties. The effects of these adjustments were recorded in costs of merchandise sales and costs of service revenue on the consolidated statement of operations.

In fiscal 2000, the Company recorded a reserve of $7,916,000 for leases of properties included in the Profit Enhancement Plan. The Company increased the reserve by $113,000 during the remainder of fiscal 2000. These changes in the reserve were a result of a $1,176,000 increase due to an increase in the estimated lease payments related to the closed stores. The increase was offset, in part, by a $1,063,000 decrease due primarily to an increase in the estimated sublease rates coupled with lower lease-related expenses. The effects of these adjustments were recorded in costs of merchandise sales and costs of service revenue on the consolidated statement of operations.



On-Going Expenses The on-going expense reserve represents exit activity costs which are not associated with or do not benefit the Company's continuing activities. These costs are necessary to maintain the remaining closed stores until sold, sublet or otherwise disposed. The on-going costs reserve includes general maintenance costs such as utilities, security, telephone, real estate taxes and personal property taxes which will be incurred until the properties are disposed. The reserve for on-going costs will diminish as sites are sold, sublet or otherwise disposed. These disposals are expected to be completed by the end of the third quarter of fiscal 2003.

In fiscal 2002, the Company increased the on-going expense reserve by $802,000. This increase is due primarily to an increase in the length of time that it is expected to take to sublease, sell or otherwise dispose of the remaining properties. This adjustment was recorded in costs of merchandise sales, costs of service revenue and selling, general and administrative expenses on the consolidated statement of operations.

In fiscal 2001, the Company increased the on-going expense reserve by $595,000. This increase was due primarily to a $1,214,000 increase in the reserve due to an increase in the estimated time it was expected to take to sublease, sell or otherwise dispose of the remaining properties offset, in part, by a $619,000 decrease due to lower than anticipated cost for utilities and security. This adjustment was recorded in costs of merchandise sales, costs of service revenue and selling, general and administrative expenses on the consolidated statement of operations.

In fiscal 2000, the Company recorded a reserve of $3,944,000 for on-going expenses associated with the properties included in the Profit Enhancement Plan. The Company increased the on-going expense reserve by $361,000 during the remainder of fiscal 2000. This increase was due to an increase in the estimated time it was expected to take to sublease, sell or otherwise dispose of the remaining properties. This adjustment was recorded in costs of merchandise sales, costs of service revenue and selling, general and administrative expenses on the consolidated statement of operations.

Severance Reserve In fiscal 2001, the severance reserve was completed. Therefore, there was no activity to this reserve in fiscal 2002. In fiscal 2001, the Company reversed $69,000 of severance because certain employees who originally expected to receive severance failed to qualify to receive payments. In addition, final severance payments were lower than estimated. Each of these reversals was recorded through the line it was originally charged in the consolidated statement of operations.

In fiscal 2000, the Company recorded a reserve of $1,694,000 for severance associated with the Profit Enhancement Plan. During the remainder of fiscal 2000, the Company reversed $272,000 of severance due to certain employees' acceptance into other positions within the Company and other employees failing to qualify to receive payments. Each reversal was recorded through the line it was originally charged in the consolidated statement of operations.

The total number of employees separated due to the Profit Enhancement Plan was approximately 1,000. The 1,000 employees were composed of 76% store employees, 13% distribution employees, and 11% Store Support Center and field administrative employees. The total severance paid in connection with the Profit Enhancement Plan was $1,353,000.

Non-Reservable Expenses Non-reservable expenses are those costs which could not be reserved, but were incurred as a result of the Profit Enhancement Plan. These expenses related to costs incurred which had a future economic benefit to the Company, such as the transferring of inventory and equipment out of properties closed by the Profit Enhancement Plan.

There were no expenses of this nature incurred in fiscal 2002. In fiscal 2001, expenses of this nature incurred were $678,000. These expenses related to the completion of the removal of inventory and equipment from the closed distribution centers. In fiscal 2000, expenses of this nature incurred were $3,611,000. These expenses were for inventory and equipment handling related to the closure of the 38 stores and the two distribution centers. The fiscal 2000 expenses were offset by a recovery of certain benefit expenses related to the reduction in workforce.

Profit Enhancement Plan Expense Summary Following are tables summarizing expenses related to the Profit Enhancement Plan for fiscal 2002, 2001 and 2000. The details and reasons for the original charge and changes to the charge are as described above in the respective reserve categories.

(dollar amounts in thousands)

Income Statement Classification	Fiscal 2002	Fiscal 2001	Fiscal 2000
Costs of merchandise sales	$ 2,014	$ 4,169	$ 67,085
Costs of service revenue	491	813	5,232
Selling, general and administrative	24	215	2,628
Total Expenses	$ 2,529	$ 5,197	$ 74,945

At the end of the third quarter of fiscal 2000, the Company set up a reserve liability account, which is included in accrued expenses on the consolidated balance sheet. This liability account tracks all accruals including remaining rent on leases net of sublease income, severance, and on-going expenses for the closed properties. The following chart reconciles the change in reserve:

(dollar amounts in thousands)	Lease Expenses	Fixed Assets	Severance	On-going Expenses	Total
Reserve Balance at Feb. 3, 2001	$ 7,054	$ —	$ 209	$ 2,960	$ 10,223
Addition	3,834	2,440	—	1,214	7,488
Utilization	(5,548)	(2,349)	(140)	(2,235)	(10,272)
Adjustment	(2,190)	(91)	(69)	(619)	(2,969)
Reserve Balance at Feb. 2, 2002	3,150	—	—	1,320	4,470
Addition	1,825	826	—	802	3,453
Utilization	(2,959)	(826)	—	(1,680)	(5,465)
Adjustment	(924)	—	—	—	(924)
Reserve Balance at Feb. 1, 2003	$ 1,092	$ —	$ —	$ 442	$ 1,534

Results of Operations

The following table presents, for the periods indicated, certain items in the consolidated statements of operations as a percentage of total revenues (except as otherwise provided) and the percentage change in dollar amounts of such items compared to the indicated prior period.

	Percentage of Total Revenues			Percentage Change	
Year ended	Feb. 1, 2003 (Fiscal 2002)	Feb. 2, 2002 (Fiscal 2001)	Feb. 3, 2001 (Fiscal 2000)	Fiscal 2002 vs. Fiscal 2001	Fiscal 2001 vs. Fiscal 2000
Merchandise Sales	**80.9 %**	80.8 %	80.9 %	**(0.5)%**	(9.8)%
Service Revenue[1]	**19.1**	19.2	19.1	**(0.7)**	(9.1)
Total Revenues	**100.0**	100.0	100.0	**(0.6)**	(9.7)
Costs of Merchandise Sales[2]	**69.8[3]**	70.8[3]	76.9[3]	**(1.9)**	(16.9)
Costs of Service Revenue[2]	**74.9[3]**	75.4[3]	82.7[3]	**(1.4)**	(17.1)
Total Costs of Revenues	**70.8**	71.7	78.0	**(1.8)**	(17.0)
Gross Profit from Merchandise Sales	**30.2[3]**	29.2[3]	23.1[3]	**2.8**	14.0
Gross Profit from Service Revenue	**25.1[3]**	24.6[3]	17.3[3]	**1.2**	29.1
Total Gross Profit	**29.2**	28.3	22.0	**2.6**	16.2
Selling, General and Administrative Expenses	**24.0**	23.5	23.2	**1.3**	(8.2)
Operating Profit (Loss)	**5.2**	4.8	(1.2)	**9.0**	472.1
Non-operating Income	**0.2**	0.2	0.1	**(10.1)**	53.4
Interest Expense	**2.2**	2.3	2.4	**(8.7)**	(11.3)
Earnings (Loss) Before Income Taxes	**3.2**	2.7	(3.5)	**23.9**	167.4
Income Taxes	**37.0[4]**	36.0[4]	36.5[4]	**27.4**	166.5
Net Earnings (Loss) Before Extraordinary Items	**2.0**	1.7	(2.2)	**22.0**	167.9
Extraordinary Items, Net of Tax	**—**	—	0.1	**(68.8)**	(137.2)
Net Earnings (Loss)	**2.0**	1.7	(2.1)	**24.0**	169.2

1 Service revenue consists of the labor charge for installing merchandise or maintaining or repairing vehicles, excluding the sale of any installed parts or materials.
2 Costs of merchandise sales include the cost of products sold, buying, warehousing and store occupancy costs. Costs of service revenue include service center payroll and related employee benefits and service center occupancy costs. Occupancy costs include utilities, rents, real estate and property taxes, repairs and maintenance and depreciation and amortization expenses.
3 As a percentage of related sales or revenue, as applicable.
4 As a percentage of earnings (loss) before income taxes.

Fiscal 2002 vs. Fiscal 2001

Total revenues for fiscal 2002 decreased 0.6%. This decrease was due primarily to a decrease in comparable store revenues (revenues generated by stores in operation during the same period) of 0.7%, offset slightly by an increase in the number of stores in operation in fiscal 2002 versus fiscal 2001. Comparable store service revenue decreased 0.9%, while comparable store merchandise sales decreased 0.6%.

Gross profit from merchandise sales increased, as a percentage of merchandise sales, to 30.2% in fiscal 2002 from 29.2% in fiscal 2001. This increase was due primarily to higher merchandise margins, as a percentage of merchandise sales, offset, in part, by a charge related to the Profit Enhancement Plan of $2,014,000 in fiscal 2002 versus $4,169,000 in fiscal 2001. The improved merchandise margins were a result of a combination of an improvement in the mix of sales, selectively higher retail pricing, lower product acquisition costs and improved inventory controls.

Selling, general and administrative expenses increased, as a percentage of total revenues, to 24.0% in fiscal 2002 from 23.5% in fiscal 2001. This increase, as a percentage of total revenues, was due primarily to obligations associated with the non-renewal of the Chairman and CEO's employment agreement and related search fees, coupled with $4,905,000, or 72%, higher net media expense. The increase in selling, general and administrative expenses, as a percentage of total revenues, was offset, in part, by a decrease in store operating expenses. The increase in net media expense was due to increases in radio and circular advertising expenses, offset, in part, by a decrease in television advertising expense and an increase in cooperative advertising. The decrease in store expenses, as a percentage of total revenues, was due primarily to decreases in store payroll, as a percentage of total revenues.

Interest expense decreased $4,477,000, or 8.7%, due primarily to lower debt levels coupled with lower average interest rates on the Company's borrowings.

Net earnings increased, as a percentage of total revenues, due primarily to an increase in gross profit from merchandise sales, as a percentage of merchandise sales, and a decrease in interest expense, offset by an increase in selling, general and administrative expenses, as a percentage of total revenues, and a net charge related to the Profit Enhancement Plan of $1,593,000 in fiscal 2002 versus $3,326,000 in fiscal 2001.



Fiscal 2001 vs. Fiscal 2000

Total revenues for fiscal 2001, which included 52 weeks, decreased 9.7% compared to fiscal 2000, which included 53 weeks, due primarily to less stores in operation during fiscal 2001 versus fiscal 2000 coupled with a decrease in comparable store revenues (revenues generated by stores in operation during the same months of each period) of 6%. Total revenues for fiscal 2001 compared to fiscal 2000, excluding the extra week, decreased by 8% on an overall basis and remained at a decrease of 6% on a comparable store basis. Comparable store merchandise sales decreased 6% while comparable store service revenue decreased 5% compared to fiscal 2000 on a 52 week basis. This decline in total and comparable revenue reflected the impact of the closure of the 38 stores and other steps taken in October 2000 in conjunction with implementing the Company's Profit Enhancement Plan.

Gross profit from merchandise sales increased, as a percentage of merchandise sales, to 29.2% in fiscal 2001 from 23.1% in fiscal 2000. This increase, as a percentage of merchandise sales, was due primarily to Profit Enhancement Plan charges recorded in fiscal 2001 of $4,169,000 compared to charges recorded in fiscal 2000 of $67,085,000 and $5,735,000 associated with the Profit Enhancement Plan and asset impairments, respectively. Higher merchandise margins and a decrease in warehousing costs, as a percentage of merchandise sales, offset, in part, by an increase in store occupancy costs, as a percentage of merchandise sales, also contributed to the increase in gross profit from merchandise sales. The improved merchandise margins, as a percentage of merchandise sales, were a result of a combination of improvement in the mix of sales, selectively higher retail pricing and lower product acquisition costs. The decrease in warehousing costs, as a percentage of merchandise sales, were a result of the effects of a supply chain initiative implemented in late fiscal 2000 to improve efficiencies. The increase in store occupancy costs, as a percentage of merchandise sales, was a result of higher utilities costs, particularly in California.

Gross profit from service revenue increased, as a percentage of service revenue, to 24.6% in fiscal 2001 from 17.3% in fiscal 2000. This increase, as a percentage of service revenue, was due primarily to a decrease in service personnel costs, as a percentage of service revenue, coupled with Profit Enhancement Plan charges recorded in fiscal 2001 of $813,000 compared to $5,232,000 recorded in fiscal 2000. The decrease in service center personnel costs, as a percentage of service revenue, was a result of the steps taken in the Profit Enhancement Plan.

Selling, general and administrative expenses increased, as a percentage of total revenues, to 23.5% in fiscal 2001 from 23.2% in fiscal 2000. This increase, as a percentage of total revenues, was due primarily to an increase in media expenses from fiscal 2000 to fiscal 2001 of $6,828,000 or 0.3% of total revenues, offset, in part, by a decrease in general office expense, as a percentage of total revenues, and Profit Enhancement Plan charges recorded in fiscal 2001 of $215,000 compared to $2,628,000 recorded in fiscal 2000. The increase in media expense, as a percentage of total revenues, was a result of lower vendor reimbursements. The decrease in general office expense, as a percentage of total revenues, was a result of lower legal expense, as a percentage of total revenues.

Interest expense in fiscal 2001 was $6,547,000 or 11.3% lower than fiscal 2000 due primarily to lower debt levels coupled with lower average interest rates.

Net earnings increased, as a percentage of total revenues, due primarily to a net Profit Enhancement Plan charge recorded in fiscal 2001 of $3,326,000 compared to net charges recorded in fiscal 2000 of $47,609,000 and $3,643,000 associated with Profit Enhancement Plan and asset impairments, respectively. Also contributing to the net earnings increase, as a percentage of total revenues, were increases in both gross profit from merchandise sales and service revenue, as a percentage of merchandise sales and service revenue, respectively, and a decrease in interest expense, as a percentage of total revenues. These gross profit increases were offset, in part, by an increase in selling, general and administrative expenses, as a percentage of total revenues, coupled with a net extraordinary loss of $765,000 in fiscal 2001 compared to a $2,054,000 net extraordinary gain in fiscal 2000.

Recently Adopted Accounting Standards

In December 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure." SFAS No. 148 amends the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends SFAS No. 123 to require more prominent and frequent disclosures in financial statements pertaining to the effect on reported net income with respect to stock-based compensation. These provisions are effective for fiscal years ending after December 15, 2002. The Company adopted the provisions of SFAS No. 148 with respect to the disclosure requirements in the fourth quarter of fiscal 2002.

In November 2002, the FASB issued Financial Interpretation No. (FIN) 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 elaborates on the disclosures to be made by a guarantor in its financial statements regarding certain guarantees that it has issued, and requires the guarantor to recognize, at the inception of the guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. In addition, FIN 45 requires a reconciliation of changes in an entity's product warranty liabilities. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. The Company has adopted this statement in the fourth quarter of fiscal 2002 with no material effect on its consolidated financial statements.

In November 2002, the Emerging Issues Task Force (EITF) reached a consensus on EITF 02-16, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor." This consensus addresses the accounting issues pertaining to cash consideration received by a reseller from a vendor, and is applicable for new arrangements or modification of existing arrangements entered into after December 31, 2002. The Company has adopted the provisions of this consensus in the fourth quarter of fiscal 2002 with no material effect on its consolidated financial statements.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 replaces EITF 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred instead of at the date an entity commits to an exit plan. SFAS No. 146 will be effective for exit or disposal activities that are initiated after December 31, 2002. The Company has adopted this statement in the fourth quarter of fiscal 2002 with no material effect on its consolidated financial statements.

In fiscal 2001, the EITF issued EITF 01-09, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)." This consensus deals with accounting for certain types of sales incentives and other consideration offered by companies to their customers. This pronouncement is effective in fiscal years beginning after December 15, 2001. The Company adopted this statement in the first quarter of fiscal 2002 with no material effect on its consolidated financial statements.

In August 2001, FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This SFAS supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and the reporting provisions of Accounting Principles Board (APB) Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the Disposal of a Segment of a Business." SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The Company adopted this statement in the first quarter of fiscal 2002 with no material effect on its consolidated financial statements.

In June 2001, the FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." Under SFAS 141, all business combinations should be accounted for using the purchase method of accounting; use of the pooling-of-interests method is prohibited. The provisions of the statement apply to all business combinations initiated after June 30, 2001. SFAS 142 applies to all acquired intangible assets whether acquired singly, as part of a group, or in a business combination. Adoption of SFAS 142 will result in an entity ceasing amortization of goodwill. All of the provisions of the statement are effective in fiscal years beginning after December 15, 2001 to all goodwill and other intangible assets recognized in an entity's statement of financial position at that date, regardless of when those assets were initially recognized. The Company adopted this statement in the first quarter of fiscal 2002 with no material effect on its consolidated financial statements as it does not have goodwill or other acquired tangible assets on its consolidated balance sheet.

New Accounting Standards

In January 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities." FIN 46, an interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," changes the criteria by which one company includes another entity in its consolidated financial statements. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of any expected losses from the variable interest entity's activities, is entitled to receive any expected residual returns of the variable interest entity, or both. FIN 46 applies immediately to variable interest entities created after January 31, 2003, and applies in the first fiscal period beginning after June 15, 2003, for variable interest entities created prior to February 1, 2003.

The Company has adopted the guidance of FIN 46 for newly created variable interest entities in the fourth quarter of fiscal 2002 with no material effect on its consolidated financial statements. The Company will adopt FIN 46 for variable interest entities created prior to February 1, 2003 in the third quarter of fiscal 2003. The adoption of FIN 46 will apply to the $132,000,000 of real estate leased by the Company under its $143,000,000 operating lease facility, which would qualify as a variable interest entity under this interpretation. If this operating lease facility exists as of August 3, 2003, the Company would consolidate this entity and record a liability of $132,000,000 and the corresponding assets, net of accumulated depreciation. The Company is planning to refinance this facility prior to August 3, 2003, so that it is not required to consolidate this entity under FIN 46.

In May 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." As a result of rescinding FASB Statement No. 4, "Reporting Gains and Losses from Extinguishment of Debt," gains and losses from extinguishment of debt should be classified as extraordinary items only if they meet the criteria of APB Opinion No. 30, "Reporting the Results of Operations." This statement also amends FASB Statement No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. Additional amendments include changes to other existing authoritative pronouncements to make various technical corrections, clarify meanings or describe their applicability under changed conditions. The Company will adopt the provisions of SFAS No. 145 during the first quarter of fiscal 2003. For the fiscal years ended February 1, 2003, February 2, 2002 and February 3, 2001, the Company recorded extraordinary items pertaining to the extinguishment of debt, net of tax, of $(239,000), $(765,000) and $2,054,000, respectively. Accordingly, reclassifications of these items to earnings before extraordinary items will be made throughout fiscal 2003 to maintain comparability for the reported periods.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses accounting standards for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs and is effective for fiscal years beginning after June 15, 2002. The Company will adopt the provisions of SFAS No. 143 in the first quarter of fiscal 2003, and will recognize an asset of $2,844,000, accumulated depreciation of $2,247,000, a liability of $4,540,000 and a cumulative effect of a change in accounting principle before taxes of $3,943,000 ($2,484,000, net of tax) on its consolidated financial statements.



Quantitative and Qualitative Disclosures About Market Risk

The Company does not utilize financial instruments for trading purposes and holds no derivative financial instruments which could expose the Company to significant market risk. The Company's primary market risk exposure with regard to financial instruments is to changes in interest rates. Pursuant to the terms of its revolving credit agreement and senior secured credit facility, changes in the lenders' prime rate or LIBOR could affect the rates at which the Company could borrow funds thereunder. At February 1, 2003, the Company had outstanding borrowings of $43,135,000 against these credit facilities. The table below summarizes the fair value and contract terms of fixed rate debt instruments held by the Company at February 1, 2003:

(dollar amounts in thousands)	Amount	Average Interest Rate
Fair value at February 1, 2003	$ 550,491	
Expected maturities:		
2003	81,000	6.6%
2004	108,000	6.7
2005	100,000	7.0
2006	143,000	6.9
2007	150,215	4.3

At February 2, 2002, the Company held fixed rate debt instruments with an aggregate fair value of $491,120.

Critical Accounting Policies and Estimates

Management's Discussion and Analysis of Financial Condition and Results of Operations discusses the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, management evaluates its estimates and judgments, including those related to customer incentives, product returns and warranty obligations, bad debts, inventories, income taxes, financing operations, restructuring costs, retirement benefits, risk participation agreements and contingencies and litigation. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Company believes that the following represent its more critical estimates and assumptions used in the preparation of the consolidated financial statements, although not inclusive:

- The Company evaluates whether inventory is stated at the lower of cost or market based on historical experience with the carrying value and life of inventory. The assumptions used in this evaluation are based on current market conditions and the Company believes inventory is stated at the lower of cost or market in the consolidated financial statements. In addition, historically the Company has been able to return excess items to vendors for credit. Future changes by vendors in their policies or willingness to accept returns of excess inventory could require a revision in the estimates.

- The Company has risk participation arrangements with respect to casualty and health care insurance. The amounts included in the Company's costs related to these arrangements are estimated and can vary based on changes in assumptions, claims experience or the providers included in the associated insurance programs.

- The Company records reserves for future product returns and warranty claims. The reserves are based on current sales of products and historical claim experience. If claims experience differs from historical levels, revisions in the Company's estimates may be required.

Forward-Looking Statements

Certain information contained herein may contain statements that are forward-looking. Such statements may relate to trends in the automotive aftermarket, competition, business development activities, future capital expenditures, financing sources and availability, and the effects of regulation. Although the Company believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. The Company's actual results may differ materially from the results discussed in the forward-looking statements due to factors beyond the control of the Company, including the strength of the national and regional economies and retail and commercial consumers' ability to spend, the health of the various sectors of the automotive aftermarket, the weather in geographical regions with a high concentration of the Company's stores, competitive pricing, location and number of competitors' stores, product and labor costs and the additional factors described in the Company's filings with the Securities and Exchange Commission. The Company assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events.

CONSOLIDATED BALANCE SHEETS

(dollar amounts in thousands, except per share amounts)

	February 1, 2003	February 2, 2002
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 42,770	$ 15,981
Accounts receivable, less allowance for uncollectible accounts of $422 and $725	17,916	18,052
Merchandise inventories	488,882	519,473
Prepaid expenses	43,746	42,170
Deferred income taxes	13,723	9,303
Other	56,687	52,308
Assets held for disposal	1,146	16,007
Total Current Assets	664,870	673,294
Property and Equipment – at cost:		
Land	279,109	277,726
Buildings and improvements	936,770	922,065
Furniture, fixtures and equipment	604,531	583,918
Construction in progress	19,450	10,741
	1,839,860	1,794,450
Less accumulated depreciation and amortization	751,823	676,964
Total Property and Equipment – Net	1,088,037	1,117,486
Other	47,003	15,355
Total Assets	$ 1,799,910	$ 1,806,135
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 200,053	$ 216,085
Accrued expenses	232,255	217,393
Current maturities of long-term debt and obligations under capital leases	101,882	124,615
Total Current Liabilities	534,190	558,093
Long-term debt and obligations under capital leases, less current maturities	375,577	544,418
Convertible long-term debt, less current maturities	150,000	—
Other long-term liabilities	25,156	23,880
Deferred income taxes	60,663	57,510
Deferred gain on sale leaseback	4,332	4,444
Commitments and Contingencies		
Stockholders' Equity:		
Common Stock, par value $1 per share: Authorized 500,000,000 shares; Issued 63,910,577	63,911	63,911
Additional paid-in capital	177,244	177,244
Retained earnings	630,847	601,944
Accumulated other comprehensive loss	(151)	—
	871,851	843,099
Less cost of shares in treasury – 10,070,729 shares and 10,284,446 shares	162,595	166,045
Less cost of shares in benefits trust – 2,195,270 shares	59,264	59,264
Total Stockholders' Equity	649,992	617,790
Total Liabilities and Stockholders' Equity	$ 1,799,910	$ 1,806,135

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

(dollar amounts in thousands, except per share amounts)



Year ended	February 1, 2003	February 2, 2002	February 3, 2001
Merchandise Sales	$ 1,756,675	$ 1,765,643	$ 1,957,480
Service Revenue	415,813	418,917	460,988
Total Revenues	2,172,488	2,184,560	2,418,468
Costs of Merchandise Sales	1,226,827	1,250,408	1,505,442
Costs of Service Revenue	311,550	315,911	381,175
Total Costs of Revenues	1,538,377	1,566,319	1,886,617
Gross Profit from Merchandise Sales	529,848	515,235	452,038
Gross Profit from Service Revenue	104,263	103,006	79,813
Total Gross Profit	634,111	618,241	531,851
Selling, General and Administrative Expenses	520,446	513,946	559,883
Operating Profit (Loss)	113,665	104,295	(28,032)
Non-operating Income	3,097	3,444	2,245
Interest Expense	46,858	51,335	57,882
Earnings (Loss) Before Income Taxes	69,904	56,404	(83,669)
Income Tax Expense (Benefit)	25,865	20,304	(30,521)
Net Earnings (Loss) Before Extraordinary Items	44,039	36,100	(53,148)
Extraordinary Items, Net of Tax of $(140), $(430) and $1,180	(239)	(765)	2,054
Net Earnings (Loss)	$ 43,800	$ 35,335	$ (51,094)
Basic Earnings (Loss) per Share:			
Before Extraordinary Items	$ .85	$ .70	$ (1.04)
Extraordinary Items, Net of Tax	—	(.01)	.04
Basic Earnings (Loss) per Share	$ .85	$ .69	$ (1.00)
Diluted Earnings (Loss) per Share:			
Before Extraordinary Items	$ .82	$ .69	$ (1.04)
Extraordinary Items, Net of Tax	—	(.01)	.04
Diluted Earnings (Loss) per Share	$ .82	$ .68	$ (1.00)

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(dollar amounts in thousands, except share amounts)

	Common Stock		Additional Paid-In	Retained	Treasury Stock		Accumulated Other Comprehensive	Benefits	Total Stockholders'
	Shares	Amount	Capital	Earnings	Shares	Amount	Loss	Trust	Equity
Balance, January 29, 2000	63,910,577	$ 63,911	$ 177,247	$ 649,487	(10,721,208)	$ (173,097)	$ —	$ (59,264)	$ 658,284
Comprehensive loss –									
Net loss				(51,094)					
Total Comprehensive Loss									(51,094)
Cash dividends ($.27 per share)				(13,793)					(13,793)
Dividend reinvestment plan			(3)	(2,932)	266,564	4,304			1,369
Balance, February 3, 2001	63,910,577	63,911	177,244	581,668	(10,454,644)	(168,793)	—	(59,264)	594,766
Comprehensive income –									
Net earnings				35,335					
Total Comprehensive Income									35,335
Cash dividends ($.27 per share)				(13,864)					(13,864)
Exercise of stock options and related tax benefits				(94)	17,000	275			181
Dividend reinvestment plan				(1,101)	153,198	2,473			1,372
Balance, February 2, 2002	63,910,577	63,911	177,244	601,944	(10,284,446)	(166,045)	—	(59,264)	617,790
Comprehensive income –									
Net earnings				43,800					
Minimum pension liability adjustment, net of tax							(151)		
Total Comprehensive Income									43,649
Cash dividends ($.27 per share)				(13,911)					(13,911)
Exercise of stock options and related tax benefits			(21)	(632)	111,000	1,792			1,139
Dividend reinvestment plan			21	(354)	102,717	1,658			1,325
Balance, February 1, 2003	63,910,577	$ 63,911	$ 177,244	$ 630,847	(10,070,729)	$ (162,595)	$ (151)	$ (59,264)	$ 649,992

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollar amounts in thousands)



Year ended	February 1, 2003	February 2, 2002	February 3, 2001
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net Earnings (Loss)	$ 43,800	$ 35,335	$ (51,094)
Adjustment to Reconcile Net Earnings (Loss) to Net Cash Provided by Operating Activities:			
Extraordinary item, net of tax	239	765	(2,054)
Depreciation and amortization	79,551	84,693	99,308
Deferred income taxes	(1,176)	7,424	(24,575)
Deferred gain on sale leaseback	(112)	(26)	—
Accretion of bond discount	—	3,256	6,425
Loss on assets held for disposal	826	2,349	53,740
Loss on asset impairment	—	—	5,735
(Gain) Loss from sale of assets	(1,913)	(1,090)	3,651
Changes in operating assets and liabilities:			
(Increase) Decrease in accounts receivable, prepaid expenses and other	(13,409)	(18,726)	9,802
Decrease in merchandise inventories	30,591	28,262	35,163
(Decrease) Increase in accounts payable	(16,032)	11,330	(115,311)
Increase (Decrease) in accrued expenses	14,759	12,095	(2,255)
Increase in other long-term liabilities	1,276	2,226	1,056
Net Cash Provided by Operating Activities	138,400	167,893	19,591
CASH FLOWS FROM INVESTING ACTIVITIES:			
Capital expenditures	(43,911)	(25,375)	(57,336)
Proceeds from sales of assets	11,058	26,760	14,380
Net Cash (Used in) Provided by Investing Activities	(32,853)	1,385	(42,956)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net (payments) borrowings under line of credit agreements	(70,295)	(56,876)	117,535
Repayment of life insurance policy loan	(20,686)	—	—
Payments on capital lease obligations	(642)	—	—
Reduction of long-term debt	(121,938)	(18,571)	(75,028)
Reduction of convertible debt	—	(161,056)	(17,208)
Net proceeds from issuance of notes	146,250	87,522	—
Dividends paid	(13,911)	(13,864)	(13,793)
Proceeds from exercise of stock options	1,139	181	—
Proceeds from dividend reinvestment plan	1,325	1,372	1,369
Net Cash (Used in) Provided by Financing Activities	(78,758)	(161,292)	12,875
Net Increase (Decrease) in Cash	26,789	7,986	(10,490)
Cash and Cash Equivalents at Beginning of Year	15,981	7,995	18,485
Cash and Cash Equivalents at End of Year	$ 42,770	$ 15,981	$ 7,995
Supplemental Disclosure of Cash Flow Information:			
Cash paid during the year for:			
Income taxes	$ 22,856	$ 6,570	$ —
Interest, net of amounts capitalized	44,840	47,081	53,415
Non-cash financing activities:			
Equipment capital leases	$ 1,301	$ 89	$ —

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended February 1, 2003, February 2, 2002 and February 3, 2001
(dollar amounts in thousands, except per share amounts)

Note 1 – Summary of Significant Accounting Policies

Business

The Pep Boys – Manny, Moe & Jack and subsidiaries (the "Company") is engaged principally in the retail sale of automotive parts and accessories, automotive maintenance and service and the installation of parts through a chain of stores. The Company currently operates stores in 36 states and Puerto Rico.

Fiscal Year End

The Company's fiscal year ends on the Saturday nearest to January 31. Fiscal 2002 and 2001 were comprised of 52 weeks, while fiscal 2000 was comprised of 53 weeks.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated.

Use of Estimates

The preparation of the Company's consolidated financial statements in conformity with accounting principles generally accepted in the United States necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Merchandise Inventories

Merchandise inventories are valued at the lower of cost (last-in, first-out) or market. If the first-in, first-out method of valuing inventories had been used by the Company, the inventory valuation difference would have been immaterial on both February 1, 2003 and February 2, 2002.

Cash and Cash Equivalents

Cash equivalents include all short-term, highly liquid investments with a maturity of three months or less when purchased.

Property and Equipment

Property and equipment are recorded at cost. Depreciation and amortization are computed using the straight-line method over the following estimated useful lives: building and improvements, 5 to 40 years; furniture, fixtures and equipment, 3 to 10 years.

Software Capitalization

In 1998, the Company adopted Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." In accordance with this standard, certain direct development costs associated with internal-use software are capitalized, including external direct costs of material and services, and payroll costs for employees devoting time to the software projects. These costs are amortized over a period not to exceed five years beginning when the asset is substantially ready for use. Costs incurred during the preliminary project stage, as well as maintenance and training costs, are expensed as incurred.

Capitalized Interest

Interest on borrowed funds is capitalized in connection with the construction of certain long-term assets. Capitalized interest amounted to $44, $1 and $489 in fiscal 2002, 2001 and 2000, respectively.

Revenue Recognition

The Company recognizes revenue from the sale of merchandise at the time the merchandise is sold. Service revenues are recognized upon completion of the service. The Company records revenue net of an allowance for estimated future returns. Return activity is immaterial to revenue and results of operations in all periods presented.

Warranty Reserve

The Company provides warranties for both its merchandise sales and service labor. Warranties for merchandise are generally covered by its vendors, with the Company covering any costs above the vendor's stipulated allowance. Service labor warranties are covered in full by the Company on a limited lifetime basis. The Company establishes its warranty reserves based on historical data of warranty transactions.

Components of the reserve for warranty costs for fiscal years ending February 1, 2003 and February 2, 2002 are as follows:

Beginning balance at February 3, 2001	$	553
Additions related to current year sales		12,006
Warranty costs incurred in current year		(10,282)
Adjustments to accruals related to prior year sales		—
Ending Balance at February 2, 2002		2,277
Additions related to current year sales		8,813
Warranty costs incurred in current year		(10,179)
Adjustments to accruals related to prior year sales		—
Ending Balance at February 1, 2003	$	911

Service Revenue

Service revenue consists of the labor charge for installing merchandise or maintaining or repairing vehicles, excluding the sale of any installed parts or materials.

Costs of Revenues

Costs of merchandise sales include the cost of products sold, buying, warehousing and store occupancy costs. Costs of service revenue include service center payroll and related employee benefits and service center occupancy costs. Occupancy costs include utilities, rents, real estate and property taxes, repairs and maintenance and depreciation and amortization expenses.



Pension Expense

The Company reports all information on its pension and savings plan benefits in accordance with Statement of Financial Accounting Standards (SFAS) No. 132, "Employers' Disclosure about Pensions and Other Postretirement Benefits."

Income Taxes

The Company uses the liability method of accounting for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Under the liability method, deferred income taxes are determined based upon enacted tax laws and rates applied to the differences between the financial statement and tax bases of assets and liabilities.

Advertising

The Company expenses the production costs of advertising the first time the advertising takes place. The Company nets cooperative advertising reimbursements against costs incurred. Net advertising expense for fiscal 2002, 2001 and 2000 was $11,733, $6,828 and $0, respectively. No advertising costs were recorded as assets as of February 1, 2003 or February 2, 2002.

Store Opening Costs

The costs of opening new stores are expensed as incurred.

Impairment of Long-Lived Assets

The Company accounts for impaired long-lived assets in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This standard prescribes the method for asset impairment evaluation for long-lived assets and certain identifiable intangibles that are either held and used or to be disposed of. The Company evaluates the ability to recover long-lived assets whenever events or circumstances indicate that the carrying value of the asset may not be recoverable. In the event assets are impaired, losses are recognized to the extent the carrying value exceeds the fair value. In addition, the Company reports assets to be disposed of at the lower of the carrying amount or the fair market value less selling costs.

During fiscal 2000, the Company, as a result of its ongoing review of the performance of its stores, identified certain stores whose cash flow trend indicated that the carrying value may not be fully recoverable. An impairment charge of $5,735 was recorded for these stores in costs of merchandise sales on the consolidated statement of operations. The charge reflects the difference between carrying value and fair value. Fair value was based on sales of similar assets or other estimates of fair value developed by Company management.

Earnings Per Share

Earnings per share for all periods have been computed in accordance with SFAS No. 128, "Earnings Per Share." Basic earnings per share is computed by dividing earnings by the weighted average number of common shares outstanding during the year. Diluted earnings per share is computed by dividing earnings by the weighted average number of common shares outstanding during the year plus the assumed conversion of dilutive convertible debt and incremental shares that would have been outstanding upon the assumed exercise of dilutive stock options.

Accounting for Stock-Based Compensation

At February 1, 2003, the Company has two stock-based employee compensation plans, which are described in full in Note 10, "Stock Option Plans." The Company accounts for those plans under the recognition and measurement principles of Accounting Principles Board (APB) No. 25, "Accounting for Stock Issued to Employees," and related interpretations. No stock-based employee compensation cost is reflected in net earnings, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net earnings and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation:

		February 1, 2003	February 2, 2002	February 3, 2001
Net earnings (loss):				
As reported	$	**43,800**	35,335	(51,094)
Less: Total stock-based compensation expense determined under fair value-based method, net of tax		**(3,510)**	(3,892)	(4,217)
Pro forma	$	**40,290**	31,443	(55,311)
Net earnings (loss) per share:				
Basic:				
As reported	$	**.85**	.69	(1.00)
Pro forma	$	**.78**	.62	(1.08)
Diluted:				
As reported	$	**.82**	.68	(1.00)
Pro forma	$	**.75**	.61	(1.08)

The fair value of each option granted during fiscal 2002, 2001 and 2000 is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

Year ended	February 1, 2003	February 2, 2002	February 3, 2001
Dividend yield	**1.44%**	1.29%	.90%
Expected volatility	**41%**	39%	40%
Risk-free interest rate range:			
high	**5.4%**	5.5%	6.7%
low	**2.3%**	2.8%	5.8%
Ranges of expected lives in years	**4–8**	4–8	4–8

Comprehensive Income

Comprehensive income is reported in accordance with SFAS No. 130, "Reporting Comprehensive Income." Other comprehensive income includes minimum pension liability adjustments.

Years ended February 1, 2003, February 2, 2002 and February 3, 2001
(dollar amounts in thousands, except per share amounts)

Accounting for Derivative Instruments and Hedging Activities

The Company accounts for derivative instruments and hedging activities in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137 and SFAS No. 138. This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value.

Guarantor's Accounting and Disclosure Requirements for Guarantees

In November 2002, the Financial Accounting Standards Board (FASB) issued Financial Interpretation Number (FIN) 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 elaborates on the disclosures to be made by a guarantor in its financial statements regarding certain guarantees that it has issued, and requires the guarantor to recognize, at the inception of the guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. In addition, FIN 45 requires a reconciliation of changes in an entity's product warranty liabilities.

Segment Information

The Company reports segment information in accordance with SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information." The Company operates in one industry, the automotive aftermarket. In accordance with SFAS No. 131, the Company aggregates all of its stores and reports one operating segment.

Sales by major product categories are as follows:

Year ended	February 1, 2003	February 2, 2002	February 3, 2001
Parts and accessories	$1,409,398	$1,404,104	$1,547,020
Tires	347,277	361,539	410,460
Total merchandise sales	1,756,675	1,765,643	1,957,480
Service	415,813	418,917	460,988
Total Revenues	$2,172,488	$2,184,560	$2,418,468

Parts and accessories includes batteries, new and rebuilt parts, chemicals, mobile electronics, tools, and various car, truck, van and sport utility vehicle accessories as well as other automotive related items. Service consists of the labor charge for installing merchandise or maintaining or repairing vehicles.

Recently Adopted Accounting Standards

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure." SFAS No. 148 amends the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends SFAS No. 123 to require more prominent and frequent disclosures in financial statements pertaining to the effect on reported net income with respect to stock-based compensation. These provisions are effective for fiscal years ending after December 15, 2002. The Company adopted the provisions of SFAS No. 148 with respect to the disclosure requirements in the fourth quarter of fiscal 2002.

In November 2002, the FASB issued FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 elaborates on the disclosures to be made by a guarantor in its financial statements regarding certain guarantees that it has issued, and requires the guarantor to recognize, at the inception of the guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. In addition, FIN 45 requires a reconciliation of changes in an entity's product warranty liabilities. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. The Company has adopted this statement in the fourth quarter of fiscal 2002 with no material effect on its consolidated financial statements.

In November 2002, the Emerging Issues Task Force (EITF) reached a consensus on EITF 02-16, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor." This consensus addresses the accounting issues pertaining to cash consideration received by a reseller from a vendor, and is applicable for new arrangements or modification of existing arrangements entered into after December 31, 2002. The Company has adopted the provisions of this consensus in the fourth quarter of fiscal 2002 with no material effect on its consolidated financial statements.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 replaces EITF 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred instead of at the date an entity commits to an exit plan. SFAS No. 146 will be effective for exit or disposal activities that are initiated after December 31, 2002. The Company has adopted this statement in the fourth quarter of fiscal 2002 with no material effect on its consolidated financial statements.

In fiscal 2001, the EITF issued EITF 01-09, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)." This consensus deals with accounting for certain types of sales incentives and other consideration offered by companies to their customers. This consensus is effective in fiscal years beginning after December 15, 2001. The Company adopted this statement in the first quarter of fiscal 2002 with no material effect on its consolidated financial statements.

In August 2001, FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This SFAS supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and the reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the Disposal of a Segment of a Business." SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The Company adopted this statement in the first quarter of fiscal 2002 with no material effect on its consolidated financial statements.

In June 2001, the FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." Under SFAS 141, all business combinations should be accounted for using the purchase method of accounting; use of the pooling-of-interests method is prohibited. The provisions of the statement apply to all business



combinations initiated after June 30, 2001. SFAS 142 applies to all acquired intangible assets whether acquired singly, as part of a group, or in a business combination. Adoption of SFAS 142 will result in ceasing amortization of goodwill. All of the provisions of the statement are effective in fiscal years beginning after December 15, 2001 to all goodwill and other intangible assets recognized in an entity's statement of financial position at that date, regardless of when those assets were initially recognized. The Company adopted this statement in the first quarter of fiscal 2002 with no material effect on its consolidated financial statements as it does not have goodwill or other acquired tangible assets on its consolidated balance sheet.

New Accounting Standards

In January 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities." FIN 46, an interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," changes the criteria by which one company includes another entity in its consolidated financial statements. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of any expected losses from the variable interest entity's activities, is entitled to receive any expected residual returns of the variable interest entity, or both. FIN 46 applies immediately to variable interest entities created after January 31, 2003, and applies in the first fiscal period beginning after June 15, 2003, for variable interest entities created prior to February 1, 2003.

The Company has adopted the guidance of FIN 46 for newly created variable interest entities in the fourth quarter of fiscal 2002 with no material effect on its consolidated financial statements. The Company will adopt FIN 46 for variable interest entities created prior to February 1, 2003 in the third quarter of fiscal 2003. The adoption of FIN 46 will apply to the $132,000 of real estate leased by the Company under its $143,000 operating lease facility, which would qualify as a variable interest entity under this interpretation. If this operating lease facility exists as of August 3, 2003, the Company would consolidate this entity and record a liability of $132,000 and the corresponding assets, net of accumulated depreciation. The Company is planning to refinance this facility prior to August 3, 2003, so that it is not required to consolidate this entity under FIN 46.

In May 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." As a result of rescinding FASB Statement No. 4, "Reporting Gains and Losses from Extinguishment of Debt," gains and losses from extinguishment of debt should be classified as extraordinary items only if they meet the criteria of APB Opinion No. 30, "Reporting the Results of Operations." This statement also amends FASB Statement No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. Additional amendments include changes to other existing authoritative pronouncements to make various technical corrections, clarify meanings or describe their applicability under changed conditions. The Company will adopt the provisions of SFAS No. 145 during the first quarter of fiscal 2003. For the fiscal years ended February 1, 2003, February 2, 2002 and February 3, 2001, the Company recorded extraordinary items pertaining to the extinguishment of debt, net of tax, of $(239), $(765), and $2,054, respectively. Accordingly, reclassifications of these items to earnings before extraordinary items will be made throughout fiscal 2003 to maintain comparability for the reported periods.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses accounting standards for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs and is effective for fiscal years beginning after June 15, 2002. The Company will adopt the provisions of SFAS No. 143 in the first quarter of fiscal 2003, and will recognize an asset of $2,844, accumulated depreciation of $2,247, a liability of $4,540 and a cumulative effect of a change in accounting principle before taxes of $3,943 ($2,484, net of tax) on its consolidated financial statements.

Reclassifications

Certain reclassifications have been made to the prior years' consolidated financial statements to provide comparability with the current year's presentation.

Note 2 – Debt

Long-Term Debt

	February 1, 2003	February 2, 2002
Medium-term notes, 6.7% to 6.9%, due March 2004 through March 2006	$ 100,000	$ 100,000
7% notes due June 2005	100,000	100,000
6.92% Term enhanced remarketable securities, due July 2016	100,000	100,000
6.625% notes due May 2003	75,000	75,000
Medium-term notes, 6.4% to 6.7%, due November 2004 through September 2007	51,215	144,005
Senior secured credit facility, payable through July 2003 and July 2006	42,588	71,625
Other notes payable, 3.8% to 8%	7,361	7,472
Capital lease obligations, payable through July 2004	748	89
Revolving credit agreement	547	70,842
	477,459	669,033
Less current maturities	101,882	124,615
Total Long-Term Debt	$ 375,577	$ 544,418

In January 2003, the Company reclassified $6,000 of other notes payable, due January 1, 2004, to current liabilities on the consolidated balance sheet.

In the third quarter of fiscal 2002, the Company retired $42,875 aggregate principal amount of the remaining $43,005 of the Medium-Term Notes with an original maturity date of September 2007. These notes were redeemed at the option of the holders. The after-tax extraordinary loss was $110.

In the second quarter of fiscal 2002, the Company reclassified the $75,000, 6.625% notes with a stated maturity date of May 15, 2003 to current liabilities on the consolidated balance sheet.

In the second quarter of fiscal 2002, the Company retired $49,915 aggregate principal amount of the $50,000 Medium-Term Note with an original maturity date of July 2007. These notes were redeemed at the option of the holders. The after-tax extraordinary loss was $129.

(dollar amounts in thousands, except per share amounts)

In June 2001, the Company obtained $90,000 in a Senior Secured Credit Facility. The Facility, which is secured by certain equipment and real estate with a total book value as of February 1, 2003 of $89,960, was issued in two tranches. Tranche A is a term loan for $45,000 with an interest rate based on London Interbank Offered Rate (LIBOR) plus 3.65%. Tranche A is structured as a two-year term loan payable in equal installments with the final payment due in fiscal 2003. The weighted average interest rate on Tranche A was 5.5% at February 1, 2003 and 6.7% at February 2, 2002. Tranche B is a term loan for $45,000 with an interest rate of LIBOR plus 3.95%. Tranche B is structured as a five-year term loan payable in equal installments with the final payment due in 2006. The weighted average interest rate on Tranche B was 5.8% at February 1, 2003 and 6.9% at February 2, 2002. The Senior Secured Credit Facility is subject to certain financial covenants.

In September 2000, the Company entered into a new revolving credit agreement. The new revolving credit agreement provides up to $225,000 of borrowing availability, which is collateralized by inventory and accounts receivable. Funds may be drawn and repaid anytime prior to September 10, 2004. Sixty days prior to each anniversary date, the Company may request and, upon agreement with the bank, extend the maturity of this facility an additional year. The interest rate on any loan is equal to the LIBOR plus 1.75%, and increases in 0.25% increments as the excess availability falls below $50,000. The revolver is subject to financial covenants. This revolver replaces the previous revolver the Company had with nine major banks, which provided up to $200,000 in borrowings. The Company recorded an after-tax extraordinary loss related to the extinguishment of its previous revolving credit agreement of $931. The weighted average interest rate on borrowings under the revolving credit agreement was 3.8% and 6.2% at February 1, 2003 and February 2, 2002, respectively.

In June 2000, the Company repurchased $5,995 face value of the $49,000 Medium-Term Note. The after-tax extraordinary gain was $960.

In February 1998, the Company established a Medium-Term Note program which permitted the Company to issue up to $200,000 of Medium-Term Notes. Under this program the Company sold $100,000 principal amount of Senior Notes, ranging in annual interest rates from 6.7% to 6.9% and due March 2004 and March 2006. Additionally, in July 1998, under this note program, the Company sold $100,000 of Term Enhanced ReMarketable Securities with a stated maturity date of July 2017. The Company also sold a call option with the securities, which allows the securities to be remarketed to the public in July 2006 under certain circumstances. If the securities are not remarketed, the Company will be obligated to repay the principal amount in full in July 2017. The level yield to maturity on the securities is approximately 6.85% and the coupon rate is 6.92%.

The other notes payable have a weighted average interest rate of 5.7% at February 1, 2003 and 4.9% at February 2, 2002, and mature at various times through August 2016. Certain of these notes are collateralized by land and buildings with an aggregate carrying value of approximately $7,116 and $7,260 at February 1, 2003 and February 2, 2002, respectively.

Convertible Debt

	February 1, 2003	February 2, 2002
4.25% Senior convertible notes, due June 2007	$ 150,000	$ —
Less current maturities	—	—
Total Long-Term Convertible Debt	$ 150,000	$ —

On May 21, 2002, the Company issued $150,000 aggregate principal amount of 4.25% Convertible Senior Notes due June 1, 2007. The notes are unsecured and jointly and severally guaranteed by the Company's wholly-owned direct and indirect operating subsidiaries, The Pep Boys Manny Moe & Jack of California, Pep Boys – Manny, Moe & Jack of Delaware, Inc. and Pep Boys – Manny, Moe & Jack of Puerto Rico, Inc. The notes may be converted into shares of Pep Boys common stock at any time prior to their maturity unless they have been previously repurchased or redeemed by the Company. The conversion rate is 44.6484 shares per each $1,000 principal amount of notes, equivalent to a conversion price of approximately $22.40 per share. Interest on the notes is payable by the Company on June 1 and December 1 of each year, beginning December 1, 2002.

In fiscal 2001, the Company repurchased the remaining $241,504 face value of its Liquid Yield Option Notes (LYONs). The book value of the repurchased LYONs was $161,812 and the net after-tax extraordinary loss was $765.

In fiscal 2000, the Company repurchased $30,200 face value of its LYONs. The book value of the repurchased LYONs was $19,226 and the after-tax extraordinary gain was $2,025.

On September 20, 1996, the Company issued $271,704 principal amount (at maturity) of LYONs with a price to the public of $150,000. The net proceeds to the Company were $146,250. These notes were retired in fiscal 2001 as stated above.

Several of the Company's debt agreements require the maintenance of certain financial ratios and compliance with covenants. Approximately $37,319 of the Company's net worth was not restricted by these covenants as of February 1, 2003. The Company was in compliance with all such ratios and covenants at February 1, 2003.

The annual maturities of all long-term debt and capital lease commitments for the next five years are:

Year	Long-Term Debt	Capital Leases	Total
2003	$ 101,183	$ 699	$ 101,882
2004	117,562	49	117,611
2005	109,017	—	109,017
2006	148,468	—	148,468
2007	150,235	—	150,235
Thereafter	246	—	246
Total	$ 626,711	$ 748	$ 627,459

The Company was contingently liable for outstanding letters of credit in the amount of approximately $42,879 at February 1, 2003. The Company was also contingently liable for surety bonds in the amount of approximately $9,375 at February 1, 2003.

Note 3 – Accrued Expenses

The Company's accrued expenses for fiscal years ended February 1, 2003 and February 2, 2002 were as follows:

Year ended	February 1, 2003	February 2, 2002
Medical and casualty insurance	$ 124,571	$ 111,136
Accrued compensation and related taxes	49,923	45,494
Other	57,761	60,763
Total	$ 232,255	$ 217,393



Note 4 – Lease and Other Commitments

In May 2001, the Company sold certain operating assets for $14,000. The assets were leased back from the purchaser in a lease structured as a one-year term with three one-year renewal options. The resulting lease is being accounted for as an operating lease and the gain of $3,817 from the sale of the certain operating assets is deferred until the lease term is completed and the residual guarantee is satisfied, at which time the gain will be recorded in costs of merchandise sales and costs of service revenue on the consolidated statement of operations.

In January 2001, the Company sold certain assets for $10,464. The assets were leased back from the purchaser on a month to month renewable term basis with a residual guarantee given by the Company at the end of the lease term. The resulting lease is being accounted for as an operating lease and the gain of $593 from the sale of the certain assets is deferred until the lease term is completed and the residual guarantee is satisfied, at which time the gain will be recorded in costs of merchandise sales on the consolidated statement of operations.

In September 2000, the Company entered into a $143,000 real estate operating lease facility with leased property trusts, established as an unconsolidated special-purpose entity. The real estate operating lease facility, which has an interest rate of LIBOR plus 1.85%, replaces $143,000 of leases, which had an interest rate of LIBOR plus 2.27%. The Company, as a result of replacing the existing operating leases, recorded a pretax charge to fiscal 2000 earnings of $1,630 of unamortized lease costs, which was recorded in the costs of merchandise sales section of the consolidated statement of operations. The $143,000 real estate operating lease facility has a four-year term with a guaranteed residual value. At February 1, 2003, the Company had approximately $132,000 of real estate leased under the facility and the maximum amount of the residual guarantee relative to the real estate under the lease is approximately $92,372. The Company expects the fair market value of the leased real estate, subject to the purchase option or sale to a third party, to substantially reduce or eliminate the Company's payment under the residual guarantee at the end of the lease term.

The Company leases certain property and equipment under operating leases and capital leases which contain renewal and escalation clauses. Future minimum rental commitments for noncancelable operating leases and capital leases in effect as of February 1, 2003 are shown in the table below. All amounts are exclusive of lease obligations and sublease rentals applicable to stores for which reserves in conjunction with the Profit Enhancement Plan have previously been established. The aggregate minimum rental commitments for such leases having terms of more than one year are approximately:

Year	Operating Leases	Capital Leases
2003	$ 46,640	$ 734
2004	43,485	49
2005	36,634	—
2006	36,487	—
2007	36,313	—
Thereafter	301,081	—
Aggregate minimum lease commitments	$ 500,640	783
Less: Interest on capital leases		35
Present Value of Net Minimum Lease Commitments		$ 748

Rental expenses incurred for operating leases in fiscal 2002, 2001 and 2000 were $64,266, $64,434 and $63,206, respectively.

In October 2001, the Company entered into a contractual commitment to purchase media advertising services with equal annual purchase requirements totaling $39,773 over four years. As of February 1, 2003, the Company was obligated to purchase an outstanding balance of $23,393. The minimum required purchases for each of the remaining three years of this commitment are as follows: 2003 – $5,993; 2004 – $9,943; 2005 – $7,457.

The Company has a commitment due in the next year of $4,900 related to the non-renewal of the Chairman and CEO's employment agreement.

Note 5 – Stockholders' Equity

Share Repurchase – Treasury Stock

On February 1, 1999, the Company repurchased 11,276,698 of its common shares outstanding pursuant to a Dutch Auction self-tender offer at a price of $16.00 per share. The repurchased shares included 1,276,698 common shares which were repurchased as a result of the Company exercising its option to purchase an additional 2% of its outstanding shares. Expenses related to the share repurchase were approximately $1,638 and were included as part of the cost of the shares acquired. A portion of the treasury shares will be used by the Company to provide benefits to employees under its compensation plans and in conjunction with the Company's dividend reinvestment program. As of February 1, 2003, the Company has reflected 10,070,729 shares of its common stock at a cost of $162,595 as "cost of shares in treasury" on the Company's consolidated balance sheet.

Rights Agreement

On December 31, 1997, the Company distributed as a dividend one common share purchase right on each of its common shares. The rights will not be exercisable or transferable apart from the Company's common stock until a person or group, as defined in the rights agreement (dated December 5, 1997), without the proper consent of the Company's Board of Directors, acquires 15% or more, or makes an offer to acquire 15% or more of the Company's outstanding stock. When exercisable, the rights entitle the holder to purchase one share of the Company's common stock for $125. Under certain circumstances, including the acquisition of 15% of the Company's stock by a person or group, the rights entitle the holder to purchase common stock of the Company or common stock of an acquiring company having a market value of twice the exercise price of the right. The rights do not have voting power and are subject to redemption by the Company's Board of Directors for $.01 per right anytime before a 15% position has been acquired and for 10 days thereafter, at which time the rights become nonredeemable. The rights expire on December 31, 2007.

(dollar amounts in thousands, except per share amounts)

Benefits Trust

On April 29, 1994, the Company established a flexible employee benefits trust with the intention of purchasing up to $75,000 worth of the Company's common shares. The repurchased shares will be held in the trust and will be used to fund the Company's existing benefit plan obligations including healthcare programs, savings and retirement plans and other benefit obligations. The trust will allocate or sell the repurchased shares through 2023 to fund these benefit programs. As shares are released from the trust, the Company will charge or credit additional paid-in capital for the difference between the fair value of shares released and the original cost of the shares to the trust. For financial reporting purposes, the trust is consolidated with the accounts of the Company. All dividend and interest transactions between the trust and the Company are eliminated. In connection with the Dutch Auction self-tender offer, 37,230 shares were tendered at a price of $16.00 per share in fiscal 1999. At February 1, 2003, the Company has reflected 2,195,270 shares of its common stock at a cost of $59,264 as "cost of shares in benefits trust" on the Company's consolidated balance sheet.

Note 6 – Profit Enhancement Plan

In the third quarter of fiscal 2000, the Company comprehensively reviewed its field, distribution and Store Support Center infrastructure and the performance of each of its stores. As a result, the Company implemented a number of changes that have improved its performance. These changes included the closure of 38 under-performing stores and two distribution centers and reductions in store operating hours and the Store Support Center infrastructure.

Plan Update The Company is progressing towards the disposal of the 38 stores (11 owned and 27 leased), two distribution centers and two development parcels that were closed or abandoned in connection with the Profit Enhancement Plan. As of February 1, 2003, the Company had disposed of 22 of the closed stores, the two distribution centers and the two development parcels. During fiscal 2002, the Company decided to lease rather than sell three of the closed stores due to changes in the real estate market. As a result, the Company reclassified these three owned properties as assets held for use. The Company estimates that the remaining closed stores (one owned and 12 leased) will be disposed of by the end of the third quarter of fiscal 2003.

Assets Held For Disposal As of February 1, 2003, the assets held for disposal included the building and land of one remaining closed store owned by the Company, which has a carrying value of $1,146. This property was sold in the first quarter of fiscal 2003. The Company has sold nine of the 13 owned properties originally held for sale, which included the two development parcels. Additionally, the Company decided to lease rather than sell three of the closed stores due to changes in the real estate market. As a result, the Company reclassified these three owned properties as assets held for use at their estimated market value. The market value of each such property was lower than cost adjusted for depreciation.

In fiscal 2002, the Company sold six and reclassified three (as assets held for use) of the 13 owned properties. The six properties were sold for $8,446, net of commissions, and resulted in a loss of $666, which was recorded in costs of merchandise sales on the consolidated statement of operations. In addition, the Company adjusted the carrying values of certain assets held for disposal, which resulted in a net decrease of $160, which was recorded in costs of merchandise sales on the consolidated statement of operations.

In fiscal 2001, the Company sold three of the 13 owned properties for $4,103, net of commissions, and resulted in a loss of $691, which was recorded in costs of merchandise sales and selling, general and administrative expenses on the consolidated statement of operations. In addition, the Company recorded a downward revision in the estimated values for certain properties of $1,496 in fiscal 2001. This expense was recorded in costs of merchandise sales on the consolidated statement of operations. In fiscal 2001, the Company recorded a loss for equipment held for disposal of $162, which was due primarily to a reduction in the Company's estimated proceeds.

In fiscal 2000, the Company recorded charges related to the write-down of assets to fair value of $58,754. These charges were associated with the closure of the 38 stores, two distribution centers, the write-off of certain equipment and the abandonment of two development parcels.

Lease Reserve As of February 1, 2003, the Company was able to sublease eight and exit the lease of an additional seven of the 27 leased stores. The Company expects the remaining 12 closed stores that are leased to be subleased or otherwise disposed of by the end of the third quarter of fiscal 2003.

The Company increased the lease reserve $901 during fiscal 2002. This increase is due primarily to an increase in the time that it is expected to take to sublease certain properties, offset, in part, by an increase in the estimated sublease rates. The effect of these adjustments was recorded in costs of merchandise sales and costs of service revenue on the consolidated statement of operations.

The Company increased the lease reserve $1,644 during fiscal 2001. This change in the reserve was a result of a $3,834 increase due primarily to an increase in the estimated amount of time it was expected to take the Company to sublease certain properties and a decrease in estimated sublease rates. The reserve increase was offset, in part, by a $2,190 decrease due primarily to lower than estimated commissions and lease exit costs on subleases for certain properties. The effects of these adjustments were recorded in costs of merchandise sales and costs of service revenue on the consolidated statement of operations.

In fiscal 2000, the Company recorded a reserve of $7,916 for leases of properties included in the Profit Enhancement Plan. The Company increased the reserve by $113 during the remainder of fiscal 2000. These changes in the reserve were a result of a $1,176 increase due to an increase in the estimated lease payments related to the closed stores. The increase was offset, in part, by a $1,063 decrease due primarily to an increase in the estimated sublease rates coupled with lower lease-related expenses. The effects of these adjustments were recorded in costs of merchandise sales and costs of service revenue on the consolidated statement of operations.



On-Going Expenses The on-going expense reserve represents exit activity costs which are not associated with or do not benefit the Company's continuing activities. These costs are necessary to maintain the remaining closed stores until sold, sublet or otherwise disposed. The on-going costs reserve includes general maintenance costs such as utilities, security, telephone, real estate taxes and personal property taxes which will be incurred until the properties are disposed. The reserve for on-going costs will diminish as sites are sold, sublet or otherwise disposed. These disposals are expected to be completed by the end of the third quarter of fiscal 2003.

In fiscal 2002, the Company increased the on-going expense reserve by $802. This increase is due primarily to an increase in the length of time that it is expected to take to sublease, sell or otherwise dispose of the remaining properties. This adjustment was recorded in costs of merchandise sales, costs of service revenue, and selling, general and administrative expenses on the consolidated statement of operations.

In fiscal 2001, the Company increased the on-going expense reserve by $595. This increase was due primarily to a $1,214 increase in the reserve due to an increase in the estimated time it was expected to take to sublease, sell or otherwise dispose of the remaining properties offset, in part, by a $619 decrease due to lower than anticipated cost for utilities and security. This adjustment was recorded in costs of merchandise sales, costs of service revenue, and selling, general and administrative expenses on the consolidated statement of operations.

In fiscal 2000, the Company recorded a reserve of $3,944 for on-going expenses associated with the properties included in the Profit Enhancement Plan. The Company increased the on-going expense reserve by $361 during the remainder of fiscal 2000. This increase was due to an increase in the estimated time it was expected to take to sublease, sell or otherwise dispose of the remaining properties. This adjustment was recorded in costs of merchandise sales, costs of service revenue, and selling, general and administrative expenses on the consolidated statement of operations.

Severance Reserve In fiscal 2001, the severance reserve was completed. Therefore, there was no activity to this reserve in fiscal 2002. In fiscal 2001, the Company reversed $69 of severance because certain employees who originally expected to receive severance failed to qualify to receive payments. In addition, final severance payments were lower than estimated. Each of these reversals was recorded through the line it was originally charged in the consolidated statements of operations.

In fiscal 2000, the Company recorded a reserve of $1,694 for severance associated with the Profit Enhancement Plan. During the remainder of fiscal 2000, the Company reversed $272 of severance due to certain employees' acceptance into other positions within the Company and other employees failing to qualify to receive payments. Each reversal was recorded through the line it was originally charged in the consolidated statements of operations.

The total number of employees separated due to the Profit Enhancement Plan was approximately 1,000. The 1,000 employees were composed of 76% store employees, 13% distribution employees, and 11% Store Support Center and field administrative employees. The total severance paid in connection with the Profit Enhancement Plan was $1,353.

Non-Reservable Expenses Non-reservable expenses are those costs which could not be reserved, but were incurred as a result of the Profit Enhancement Plan. These expenses related to costs incurred which had a future economic benefit to the Company, such as the transferring of inventory and equipment out of properties closed by the Profit Enhancement Plan.

There were no expenses of this nature incurred in fiscal 2002. In fiscal 2001, expenses of this nature incurred were $678. These expenses related to the completion of the removal of inventory and equipment from the closed distribution centers. In fiscal 2000, expenses of this nature incurred were $3,611. These expenses were for inventory and equipment handling related to the closure of the 38 stores and the two distribution centers. The fiscal 2000 expenses were offset by a recovery of certain benefit expenses related to the reduction in workforce.

Profit Enhancement Plan Expense Summary Following are tables summarizing expenses related to the Profit Enhancement Plan for fiscal 2002, 2001 and 2000. The details and reasons for the original charge and changes to the charge are as described above in the respective reserve categories.

Income Statement Classification	**Fiscal 2002**	Fiscal 2001	Fiscal 2000
Costs of merchandise sales	**$ 2,014**	$ 4,169	$ 67,085
Costs of service revenue	**491**	813	5,232
Selling, general and administrative	**24**	215	2,628
Total Expenses	**$ 2,529**	$ 5,197	$ 74,945

At the end of the third quarter of fiscal 2000, the Company set up a reserve liability account, which is included in accrued expenses on the consolidated balance sheet. This liability account tracks all accruals including remaining rent on leases net of sublease income, severance, and on-going expenses for the closed properties. The following chart reconciles the change in reserve:

	Lease Expenses	Fixed Assets	Severance	On-going Expenses	Total
Reserve Balance at Feb. 3, 2001	$ 7,054	$ —	$ 209	$ 2,960	$ 10,223
Addition	3,834	2,440	—	1,214	7,488
Utilization	(5,548)	(2,349)	(140)	(2,235)	(10,272)
Adjustment	(2,190)	(91)	(69)	(619)	(2,969)
Reserve Balance at Feb. 2, 2002	3,150	—	—	1,320	4,470
Addition	1,825	826	—	802	3,453
Utilization	(2,959)	(826)	—	(1,680)	(5,465)
Adjustment	(924)	—	—	—	(924)
Reserve Balance at Feb. 1, 2003	$ 1,092	$ —	$ —	$ 442	$ 1,534

(dollar amounts in thousands, except per share amounts)

NOTE 7 – Supplemental Guarantor Information – Convertible Senior Notes

On May 21, 2002, the Company issued $150,000 aggregate principal amount of 4.25% Convertible Senior Notes. The notes are jointly and severally guaranteed by the Company's wholly-owned direct and indirect operating subsidiaries ("subsidiary guarantors"), The Pep Boys Manny Moe & Jack of California, Pep Boys – Manny, Moe & Jack of Delaware, Inc. and Pep Boys – Manny, Moe & Jack of Puerto Rico, Inc.

The following are consolidating balance sheets of the Company as of February 1, 2003 and February 2, 2002 and the related consolidating statements of operations and consolidating statements of cash flows for the fiscal years ended February 1, 2003, February 2, 2002 and February 3, 2001:

CONSOLIDATING BALANCE SHEET

Year ended February 1, 2003	Pep Boys	Subsidiary Guarantors	Non-guarantor Subsidiaries	Elimination	Consolidated
ASSETS					
Current Assets:					
Cash and cash equivalents	$ 32,654	$ 9,714	$ 402	$ —	$ 42,770
Accounts receivable, net	8,122	9,794	—	—	17,916
Merchandise inventories	166,166	322,716	—	—	488,882
Prepaid expenses	29,176	16,308	17,637	(19,375)	43,746
Deferred income taxes	6,812	(819)	7,730	—	13,723
Other	107	—	56,580	—	56,687
Assets held for disposal	—	1,146	—	—	1,146
Total Current Assets	243,037	358,859	82,349	(19,375)	664,870
Property and Equipment – at cost:					
Land	92,540	186,569	—	—	279,109
Buildings and improvements	313,927	622,843	—	—	936,770
Furniture, fixtures and equipment	286,922	317,609	—	—	604,531
Construction in progress	14,764	4,686	—	—	19,450
	708,153	1,131,707	—	—	1,839,860
Less accumulated depreciation and amortization	326,820	425,003	—	—	751,823
Total Property and Equipment – Net	381,333	706,704	—	—	1,088,037
Investment in subsidiaries	1,455,877	—	1,121,299	(2,577,176)	—
Intercompany receivable	—	631,438	335,640	(967,078)	—
Other	41,972	5,031	—	—	47,003
Total Assets	$ 2,122,219	$ 1,702,032	$ 1,539,288	$ (3,563,629)	$ 1,799,910
LIABILITIES AND STOCKHOLDERS' EQUITY					
Current Liabilities:					
Accounts payable	$ 200,044	$ 9	$ —	$ —	$ 200,053
Accrued expenses	59,625	48,567	143,438	(19,375)	232,255
Current maturities of long-term debt and obligations under capital leases	101,882	—	—	—	101,882
Total Current Liabilities	361,551	48,576	143,438	(19,375)	534,190
Long-term debt and obligations under capital leases, less current maturities	375,216	361	—	—	375,577
Convertible debt, less current maturities	150,000	—	—	—	150,000
Other long-term liabilities	5,955	19,201	—	—	25,156
Intercompany liabilities	544,877	422,201	—	(967,078)	—
Deferred income taxes	33,322	27,341	—	—	60,663
Deferred gain on sale leaseback	1,306	3,026	—	—	4,332
Stockholders' Equity:					
Common stock	63,911	1,501	101	(1,602)	63,911
Additional paid-in capital	177,244	240,359	200,398	(440,757)	177,244
Retained earnings	630,847	939,466	1,195,351	(2,134,817)	630,847
Accumulated other comprehensive loss	(151)	—	—	—	(151)
	871,851	1,181,326	1,395,850	(2,577,176)	871,851
Less:					
Cost of shares in treasury	162,595	—	—	—	162,595
Cost of shares in benefits trust	59,264	—	—	—	59,264
Total Stockholders' Equity	649,992	1,181,326	1,395,850	(2,577,176)	649,992
Total Liabilities and Stockholders' Equity	$ 2,122,219	$ 1,702,032	$ 1,539,288	$ (3,563,629)	$ 1,799,910



CONSOLIDATING BALANCE SHEET

Year ended February 2, 2002	Pep Boys	Subsidiary Guarantors	Non-guarantor Subsidiaries	Elimination	Consolidated
ASSETS					
Current Assets:					
Cash and cash equivalents	$ 4,796	$ 10,874	$ 311	$ —	$ 15,981
Accounts receivable, net	17,124	928	—	—	18,052
Merchandise inventories	176,696	342,777	—	—	519,473
Prepaid expenses	42,384	(15,815)	17,851	(2,250)	42,170
Deferred income taxes	6,581	(4,220)	6,942	—	9,303
Other	3	—	67,305	(15,000)	52,308
Assets held for disposal	2,755	13,252	—	—	16,007
Total Current Assets	250,339	347,796	92,409	(17,250)	673,294
Property and Equipment – at cost:					
Land	92,661	185,065	—	—	277,726
Buildings and improvements	308,444	613,621	—	—	922,065
Furniture, fixtures and equipment	273,028	310,890	—	—	583,918
Construction in progress	5,380	5,361	—	—	10,741
	679,513	1,114,937	—	—	1,794,450
Less accumulated depreciation and amortization	293,704	383,260	—	—	676,964
Total Property and Equipment – Net	385,809	731,677	—	—	1,117,486
Investment in subsidiaries	1,388,724	—	1,050,494	(2,439,218)	—
Intercompany receivable	—	567,825	301,321	(869,146)	—
Other	13,355	2,000	—	—	15,355
Total Assets	$ 2,038,227	$ 1,649,298	$ 1,444,224	$ (3,325,614)	$ 1,806,135
LIABILITIES AND STOCKHOLDERS' EQUITY					
Current Liabilities:					
Accounts payable	$ 216,076	$ 9	$ —	$ —	$ 216,085
Accrued expenses	56,065	48,093	130,485	(17,250)	217,393
Current maturities of long-term debt and obligations under capital leases	124,615	—	—	—	124,615
Total Current Liabilities	396,756	48,102	130,485	(17,250)	558,093
Long-term debt and obligations under capital leases, less current maturities	497,603	46,815	—	—	544,418
Other long-term liabilities	6,339	17,541	—	—	23,880
Intercompany liabilities	488,066	381,080	—	(869,146)	—
Deferred income taxes	30,357	27,153	—	—	57,510
Deferred gain on sale leaseback	1,316	3,128	—	—	4,444
Stockholders' Equity:					
Common stock	63,911	1,501	101	(1,602)	63,911
Additional paid-in capital	177,244	240,359	200,398	(440,757)	177,244
Retained earnings	601,944	883,619	1,113,240	(1,996,859)	601,944
	843,099	1,125,479	1,313,739	(2,439,218)	843,099
Less:					
Cost of shares in treasury	166,045	—	—	—	166,045
Cost of shares in benefits trust	59,264	—	—	—	59,264
Total Stockholders' Equity	617,790	1,125,479	1,313,739	(2,439,218)	617,790
Total Liabilities and Stockholders' Equity	$ 2,038,227	$ 1,649,298	$ 1,444,224	$ (3,325,614)	$ 1,806,135

Years ended February 1, 2003, February 2, 2002 and February 3, 2001
(dollar amounts in thousands, except per share amounts)

CONSOLIDATING STATEMENT OF OPERATIONS

Year ended February 1, 2003	Pep Boys	Subsidiary Guarantors	Non-guarantor Subsidiaries	Elimination	Consolidated
Merchandise Sales	$ 603,294	$ 1,153,381	$ —	$ —	$ 1,756,675
Service Revenue	145,365	270,448	—	—	415,813
Other Revenue	—	—	26,075	(26,075)	—
Total Revenues	748,659	1,423,829	26,075	(26,075)	2,172,488
Costs of Merchandise Sales	419,006	807,821	—	—	1,226,827
Costs of Service Revenue	105,358	206,192	—	—	311,550
Costs of Other Revenue	—	—	29,498	(29,498)	—
Total Costs of Revenues	524,364	1,014,013	29,498	(29,498)	1,538,377
Gross Profit from Merchandise Sales	184,288	345,560	—	—	529,848
Gross Profit from Service Revenue	40,007	64,256	—	—	104,263
Gross Loss from Other Revenue	—	—	(3,423)	3,423	—
Total Gross Profit (Loss)	224,295	409,816	(3,423)	3,423	634,111
Selling, General and Administrative Expenses	173,037	343,669	317	3,423	520,446
Operating Profit (Loss)	51,258	66,147	(3,740)	—	113,665
Equity in Earnings of Subsidiaries	67,153	—	70,805	(137,958)	—
Non-operating (Expense) Income	(16,977)	47,332	21,113	(48,371)	3,097
Interest Expense	69,720	25,509	—	(48,371)	46,858
Earnings Before Income Taxes	31,714	87,970	88,178	(137,958)	69,904
Income Tax (Benefit) Expense	(12,325)	32,124	6,066	—	25,865
Net Earnings Before Extraordinary Item	44,039	55,846	82,112	(137,958)	44,039
Extraordinary Item, Net of Tax	(239)	—	—	—	(239)
Net Earnings	$ 43,800	$ 55,846	$ 82,112	$ (137,958)	$ 43,800



CONSOLIDATING STATEMENT OF OPERATIONS

Year ended February 2, 2002	Pep Boys	Subsidiary Guarantors	Non-guarantor Subsidiaries	Elimination	Consolidated
Merchandise Sales	$ 605,375	$ 1,160,268	$ —	$ —	$ 1,765,643
Service Revenue	148,396	270,521	—	—	418,917
Other Revenue	—	—	22,588	(22,588)	—
Total Revenues	753,771	1,430,789	22,588	(22,588)	2,184,560
Costs of Merchandise Sales	429,108	821,300	—	—	1,250,408
Costs of Service Revenue	110,145	205,766	—	—	315,911
Costs of Other Revenue	—	—	26,118	(26,118)	—
Total Costs of Revenues	539,253	1,027,066	26,118	(26,118)	1,566,319
Gross Profit from Merchandise Sales	176,267	338,968	—	—	515,235
Gross Profit from Service Revenue	38,251	64,755	—	—	103,006
Gross Loss from Other Revenue	—	—	(3,530)	3,530	—
Total Gross Profit (Loss)	214,518	403,723	(3,530)	3,530	618,241
Selling, General and Administrative Expenses	172,529	337,583	304	3,530	513,946
Operating Profit (Loss)	41,989	66,140	(3,834)	—	104,295
Equity in Earnings of Subsidiaries	65,109	—	73,910	(139,019)	—
Non-operating (Expense) Income	(16,795)	49,962	22,979	(52,702)	3,444
Interest Expense	72,243	31,794	—	(52,702)	51,335
Earnings Before Income Taxes	18,060	84,308	93,055	(139,019)	56,404
Income Tax (Benefit) Expense	(18,040)	31,643	6,701	—	20,304
Net Earnings Before Extraordinary Item	36,100	52,665	86,354	(139,019)	36,100
Extraordinary Item, Net of Tax	(765)	—	—	—	(765)
Net Earnings	$ 35,335	$ 52,665	$ 86,354	$ (139,019)	$ 35,335

Years ended February 1, 2003, February 2, 2002 and February 3, 2001
(dollar amounts in thousands, except per share amounts)

CONSOLIDATING STATEMENT OF OPERATIONS

Year ended February 3, 2001	Pep Boys	Subsidiary Guarantors	Non-guarantor Subsidiaries	Elimination	Consolidated
Merchandise Sales	$ 670,807	$ 1,286,673	$ —	$ —	$ 1,957,480
Service Revenue	164,097	296,891	—	—	460,988
Other Revenue	—	—	22,672	(22,672)	—
Total Revenues	834,904	1,583,564	22,672	(22,672)	2,418,468
Costs of Merchandise Sales	507,069	998,373	—	—	1,505,442
Costs of Service Revenue	132,944	248,231	—	—	381,175
Costs of Other Revenue	—	—	24,097	(24,097)	—
Total Costs of Revenues	640,013	1,246,604	24,097	(24,097)	1,886,617
Gross Profit from Merchandise Sales	163,738	288,300	—	—	452,038
Gross Profit from Service Revenue	31,153	48,660	—	—	79,813
Gross Loss from Other Revenue	—	—	(1,425)	1,425	—
Total Gross Profit (Loss)	194,891	336,960	(1,425)	1,425	531,851
Selling, General and Administrative Expenses	246,171	311,978	309	1,425	559,883
Operating (Loss) Profit	(51,280)	24,982	(1,734)	—	(28,032)
Equity in Earnings of Subsidiaries	52,268	—	85,390	(137,658)	—
Non-operating (Expense) Income	(19,742)	68,461	23,977	(70,451)	2,245
Interest Expense	93,812	34,521	—	(70,451)	57,882
(Loss) Earnings Before Income Taxes	(112,566)	58,922	107,633	(137,658)	(83,669)
Income Tax (Benefit) Expense	(59,418)	21,112	7,785	—	(30,521)
Net (Loss) Earnings Before Extraordinary Item	(53,148)	37,810	99,848	(137,658)	(53,148)
Extraordinary Item, Net of Tax	2,054	—	—	—	2,054
Net (Loss) Earnings	$ (51,094)	$ 37,810	$ 99,848	$ (137,658)	$ (51,094)



CONSOLIDATING STATEMENT OF CASH FLOWS

Year ended February 1, 2003	Pep Boys	Subsidiary Guarantors	Non-guarantor Subsidiaries	Elimination	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES:					
Net Earnings	$ 43,800	$ 55,846	$ 82,112	$ (137,958)	$ 43,800
Adjustments to Reconcile Net Earnings to Net Cash Provided By Operating Activities:					
Extraordinary item, net of tax	239	—	—	—	239
Depreciation and amortization	33,858	45,693	—	—	79,551
Deferred income taxes	2,823	(3,211)	(788)	—	(1,176)
Deferred gain on sale leaseback	(11)	(101)	—	—	(112)
Equity in earnings of subsidiaries	(67,153)	—	(70,805)	137,958	—
Loss on assets held for disposal	11	815	—	—	826
Gain from sale of assets	(218)	(1,695)	—	—	(1,913)
Change in current assets and liabilities					
Decrease (Increase) in accounts receivable, prepaid expenses and other	14,769	(41,241)	10,938	2,125	(13,409)
Decrease in merchandise inventories	10,530	20,061	—	—	30,591
Decrease in accounts payable	(16,032)	—	—	—	(16,032)
Increase in accrued expenses	3,459	472	12,953	(2,125)	14,759
(Decrease) Increase in other long-term liabilities	(384)	1,660	—	—	1,276
Net Cash Provided by Operating Activities	25,691	78,299	34,410	—	138,400
CASH FLOWS FROM INVESTING ACTIVITIES:					
Capital expenditures	(27,168)	(16,743)	—	—	(43,911)
Proceeds from sales of assets	2,050	9,008	—	—	11,058
Net Cash Used In Investing Activities	(25,118)	(7,735)	—	—	(32,853)
CASH FLOWS FROM FINANCING ACTIVITIES:					
Net payments under line of credit agreements	(23,841)	(46,454)	—	—	(70,295)
Repayment of life insurance policy loan	(17,908)	(2,778)	—	—	(20,686)
Payments on capital lease obligations	(642)	—	—	—	(642)
Reduction of long-term debt	(121,938)	—	—	—	(121,938)
Net proceeds from issuance of notes	146,250	—	—	—	146,250
Intercompany loan	56,811	(22,492)	(34,319)	—	—
Dividends paid	(13,911)	—	—	—	(13,911)
Proceeds from exercise of stock options	1,139	—	—	—	1,139
Proceeds from dividend reinvestment plan	1,325	—	—	—	1,325
Net Cash Provided by (Used in) Financing Activities	27,285	(71,724)	(34,319)	—	(78,758)
Net Increase (Decrease) in Cash	27,858	(1,160)	91	—	26,789
Cash and Cash Equivalents at Beginning of Year	4,796	10,874	311	—	15,981
Cash and Cash Equivalents at End of Year	$ 32,654	$ 9,714	$ 402	$ —	$ 42,770

Years ended February 1, 2003, February 2, 2002 and February 3, 2001
(dollar amounts in thousands, except per share amounts)

CONSOLIDATING STATEMENT OF CASH FLOWS

Year ended February 2, 2002	Pep Boys	Subsidiary Guarantors	Non-guarantor Subsidiaries	Elimination	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES:					
Net Earnings	$ 35,335	$ 52,665	$ 86,354	$ (139,019)	$ 35,335
Adjustments to Reconcile Net Earnings to Net Cash Provided By Operating Activities:					
Extraordinary item, net of tax	765	—	—	—	765
Depreciation and amortization	36,676	48,017	—	—	84,693
Deferred income taxes	1,110	6,730	(416)	—	7,424
Deferred gain on sale leaseback	(12)	(14)	—	—	(26)
Equity in earnings of subsidiaries	(65,109)	—	(73,910)	139,019	—
Accretion of bond discount	3,256	—	—	—	3,256
Loss on assets held for disposal	24	2,325	—	—	2,349
Gain from sale of assets	(47)	(1,043)	—	—	(1,090)
Change in current assets and liabilities					
(Increase) Decrease in accounts receivable, prepaid expenses and other	(34,572)	35,258	(18,087)	(1,325)	(18,726)
Decrease in merchandise inventories	9,674	18,588	—	—	28,262
Increase in accounts payable	11,330	—	—	—	11,330
(Decrease) Increase in accrued expenses	(16,547)	18,253	9,064	1,325	12,095
Increase in other long-term liabilities	219	2,007	—	—	2,226
Net Cash (Used in) Provided by Operating Activities	(17,898)	182,786	3,005	—	167,893
CASH FLOWS FROM INVESTING ACTIVITIES:					
Capital expenditures	(14,392)	(10,983)	—	—	(25,375)
Proceeds from sales of assets	7,205	19,555	—	—	26,760
Net Cash (Used In) Provided by Investing Activities	(7,187)	8,572	—	—	1,385
CASH FLOWS FROM FINANCING ACTIVITIES:					
Net payments under line of credit agreements	(19,147)	(37,729)	—	—	(56,876)
Reduction of long-term debt	(18,571)	—	—	—	(18,571)
Reduction of convertible debt	(161,056)	—	—	—	(161,056)
Net proceeds from issuance of notes	87,522	—	—	—	87,522
Intercompany loan	152,962	(149,793)	(3,169)	—	—
Dividends paid	(13,864)	—	—	—	(13,864)
Proceeds from exercise of stock options	181	—	—	—	181
Proceeds from dividend reinvestment plan	1,372	—	—	—	1,372
Net Cash Provided by (Used in) Financing Activities	29,399	(187,522)	(3,169)	—	(161,292)
Net Increase (Decrease) in Cash	4,314	3,836	(164)	—	7,986
Cash and Cash Equivalents at Beginning of Year	482	7,038	475	—	7,995
Cash and Cash Equivalents at End of Year	$ 4,796	$ 10,874	$ 311	$ —	$ 15,981



CONSOLIDATING STATEMENT OF CASH FLOWS

Year ended February 3, 2001	Pep Boys	Subsidiary Guarantors	Non-guarantor Subsidiaries	Elimination	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES:					
Net (Loss) Earnings	$ (51,094)	$ 37,810	$ 99,848	$ (137,658)	$ (51,094)
Adjustments to Reconcile Net Earnings to Net Cash Provided By Operating Activities:					
Extraordinary item, net of tax	(2,054)	—	—	—	(2,054)
Depreciation and amortization	41,455	57,853	—	—	99,308
Deferred income taxes	(4,459)	(19,657)	(459)	—	(24,575)
Equity in earnings of subsidiaries	(52,268)	—	(85,390)	137,658	—
Accretion of bond discount	6,425	—	—	—	6,425
Loss on assets held for disposal	4,527	49,213	—	—	53,740
Loss on asset impairment	2,469	3,266	—	—	5,735
Loss from sale of assets	745	2,906	—	—	3,651
Change in current assets and liabilities					
Decrease (Increase) in accounts receivable, prepaid expenses and other	13,162	(171)	(3,339)	150	9,802
Decrease in merchandise inventories	324	34,839	—	—	35,163
Decrease in account payable	(114,964)	—	(347)	—	(115,311)
Increase (Decrease) in accrued expenses	3,818	(12,154)	6,231	(150)	(2,255)
Increase in other long-term liabilities	116	940	—	—	1,056
Net Cash (Used in) Provided by Operating Activities	(151,798)	154,845	16,544	—	19,591
CASH FLOWS FROM INVESTING ACTIVITIES:					
Capital expenditures	(24,296)	(33,040)	—	—	(57,336)
Proceeds from sales of assets	4,803	9,577	—	—	14,380
Net Cash Used In Investing Activities	(19,493)	(23,463)	—	—	(42,956)
CASH FLOWS FROM FINANCING ACTIVITIES:					
Net borrowings under line of credit agreements	33,446	84,089	—	—	117,535
Reduction of long-term debt	(75,028)	—	—	—	(75,028)
Reduction of convertible debt	(17,208)	—	—	—	(17,208)
Intercompany loan	233,972	(217,590)	(16,382)	—	—
Dividends paid	(13,793)	—	—	—	(13,793)
Proceeds from dividend reinvestment plan	1,369	—	—	—	1,369
Net Cash Provided by (Used in) Financing Activities	162,758	(133,501)	(16,382)	—	12,875
Net (Decrease) Increase in Cash	(8,533)	(2,119)	162	—	(10,490)
Cash and Cash Equivalents at Beginning of Year	9,015	9,157	313	—	18,485
Cash and Cash Equivalents at End of Year	$ 482	$ 7,038	$ 475	$ —	$ 7,995

(dollar amounts in thousands, except per share amounts)

Note 8 – Pension and Savings Plans

The Company has a defined benefit pension plan covering substantially all of its full-time employees hired on or before February 1, 1992. Normal retirement age is 65. Pension benefits are based on salary and years of service. The Company's policy is to fund amounts as are necessary on an actuarial basis to provide assets sufficient to meet the benefits to be paid to plan members in accordance with the requirements of ERISA.

The actuarial computations are made using the "projected unit credit method." Variances between actual experience and assumptions for costs and returns on assets are amortized over the remaining service lives of employees under the plan.

As of December 31, 1996, the Company froze the accrued benefits under the plan and active participants became fully vested. The plan's trustee will continue to maintain and invest plan assets and will administer benefit payments.

The Company also has a Supplemental Executive Retirement Plan (SERP). This unfunded plan provides key employees designated by the Board of Directors with retirement and death benefits. Retirement benefits are based on salary and bonuses; death benefits are based on salary. Benefits paid to a participant under the defined pension plan are deducted from the benefits otherwise payable under the SERP.

Effective March 25, 2002, the Company modified the benefit formula of the SERP. These modifications resulted in a $2,101 change in benefit obligation in fiscal 2002.

In fiscal 2003, the Company anticipates an approximate settlement of $12,200 related to the SERP obligation for the Chairman and CEO. This obligation will result in an expense for settlement accounting under SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," of approximately $4,900 in fiscal 2003.

Pension expense includes the following:

Year ended	February 1, 2003	February 2, 2002	February 3, 2001
Service cost	$ 587	$ 328	$ 335
Interest cost	2,934	2,526	2,443
Expected return on plan assets	(2,300)	(2,162)	(2,261)
Amortization of transition obligation	274	60	60
Amortization of prior service cost	297	10	10
Recognized actuarial loss	1,451	992	890
Total Pension Expense	$ 3,243	$ 1,754	$ 1,477

Pension plan assets are stated at fair market value and are composed primarily of money market funds, stock index funds, fixed income investments with maturities of less than five years, and the Company's common stock.

The following table sets forth the reconciliation of the benefit obligation, fair value of plan assets and funded status of the Company's plans:

Year ended	February 1, 2003	February 2, 2002
Change in Benefit Obligation:		
Benefit obligation at beginning of year	$ 37,098	$ 34,517
Service cost	587	328
Interest cost	2,934	2,526
Plan amendments	2,101	—
Actuarial loss	5,202	1,014
Benefits paid	(1,335)	(1,287)
Benefit Obligation at End of Year	$ 46,587	$ 37,098
Change in Plan Assets:		
Fair value of plan assets at beginning of year	$ 27,314	$ 25,854
Actual return on plan assets (net of expenses)	(1,867)	1,816
Employer contributions	6,975	931
Benefits paid	(1,335)	(1,287)
Fair Value of Plan Assets at End of Year	$ 31,087	$ 27,314
Reconciliation of the Funded Status:		
Funded status	$ (15,500)	$ (9,785)
Unrecognized transition obligation	2,194	2,468
Unrecognized prior service cost	1,829	26
Unrecognized actuarial loss	11,857	3,933
Amount contributed after measurement date	5	214
Net Amount Recognized at Year-End	$ 385	$ (3,144)
Amounts Recognized on Consolidated Balance Sheets Consist of:		
Prepaid benefit cost	$ 9,438	$ 3,960
Accrued benefit liability	(13,318)	(8,144)
Intangible asset	4,023	1,040
Accumulated other comprehensive loss	242	—
Net Amount Recognized at Year-End	$ 385	$ (3,144)
Weighted Average Assumptions:		
Discount rate	6.75%	7.25%
Expected return on plan assets	8.50%	8.50%

The following table sets forth additional fiscal year-end information for the Company's SERP for which the accumulated benefit obligation is in excess of plan assets:

Year ended	February 1, 2003	February 2, 2002
Projected benefit obligation	$ 15,752	$ 9,590
Accumulated benefit obligation	13,318	8,144
Fair value of plan assets	—	—

The Company recorded an other comprehensive loss attributable to the change in the minimum pension liability of $242 ($151, net of tax) in fiscal 2002. The Company had no other comprehensive loss or income attributable to the change in the minimum pension liability in fiscal 2001 and 2000.

The Company has 401(k) savings plans which cover all full-time employees who are at least 21 years of age with one or more years of service. The Company contributes the lesser of 50% of the first 6% of a participant's contributions or 3% of the participant's compensation. The Company's savings plans' contribution expense was $4,417, $4,516 and $4,947 in fiscal 2002, 2001 and 2000, respectively.



Note 9 – Earnings Per Share

For fiscal 2002, 2001 and 2000, basic earnings per share are based on net earnings divided by the weighted average number of shares outstanding during the period. Diluted earnings per share assumes conversion of convertible senior notes, zero coupon convertible subordinated notes and the dilutive effects of stock options. Adjustments for the zero coupon convertible subordinated notes were antidilutive in fiscal 2001 and 2000, and therefore excluded from the computation of diluted EPS; the zero coupon convertible subordinated notes were retired as of the end of fiscal 2001 and will not effect future calculations. Options to purchase 4,588,670, 3,940,587 and 5,032,772 shares of common stock were outstanding at February 1, 2003, February 2, 2002 and February 3, 2001, respectively, but were not included in the computation of diluted EPS because the options' exercise prices were greater than the average market prices of the common shares on such dates.

The following schedule presents the calculation of basic and diluted earnings per share for income before extraordinary items:

Year ended	February 1, 2003	February 2, 2002	February 3, 2001
Earnings (Loss) Before Extraordinary Items:			
Basic earnings (loss) before extraordinary items available to common stockholders	$ 44,039	$ 36,100	$ (53,148)
Adjustment for interest on convertible senior notes, net of tax	2,807	—	—
Diluted earnings (loss) before extraordinary items available to common stockholders	$ 46,846	$ 36,100	$ (53,148)
Shares:			
Basic average number of common shares outstanding	51,517	51,348	51,088
Common shares assumed issued upon conversion of convertible senior notes	4,729	—	—
Common shares assumed issued upon exercise of dilutive stock options	953	687	—
Diluted average number of common shares outstanding assuming conversion	57,199	52,035	51,088
Per Share:			
Basic earnings (loss) before extraordinary items per share	$ .85	$ .70	$ (1.04)
Diluted earnings (loss) before extraordinary items per share	$ .82	$ .69	$ (1.04)

Note 10 – Stock Option Plans

Options to purchase the Company's common stock have been granted to key employees and members of the Board of Directors. The option prices are at least 100% of the fair market value of the common stock on the grant date.

On May 21, 1990, the stockholders approved the 1990 Stock Incentive Plan which authorized the issuance of restricted stock and/or options to purchase up to 1,000,000 shares of the Company's common stock. Additional shares in the amounts of 2,000,000, 1,500,000 and 1,500,000 were authorized by stockholders on June 4, 1997, May 31, 1995 and June 1, 1993, respectively. In April 2001, the Board of Directors amended the 1990 Stock Incentive Plan to extend the expiration date for the grant of non-qualified stock options and restricted stock thereunder to directors, officers and employees until March 31, 2005. Under this plan, both incentive and nonqualified stock options may be granted to eligible participants. Incentive stock options are fully exercisable on the second or third anniversary of the grant date or become exercisable over a four-year period with one-fifth exercisable on the grant date and one-fifth on each anniversary date for the four years following the grant date. Nonqualified options are fully exercisable on the third anniversary of their grant date or become exercisable over a four-year period with one-fifth exercisable on the grant date and one-fifth on each anniversary date for the four years following the grant date. Options cannot be exercised more than ten years after the grant date. As of February 1, 2003, there are 200,354 shares remaining available for grant.

On June 2, 1999, the stockholders approved the 1999 Stock Incentive Plan which authorized the issuance of restricted stock and/or options to purchase up to 2,000,000 shares of the Company's common stock. Additional shares in the amount of 2,500,000 were authorized by stockholders on May 29, 2002. Under this plan, both incentive and nonqualified stock options may be granted to eligible participants. The incentive stock options and nonqualified stock options are fully exercisable on the third anniversary of the grant date or become exercisable over a four-year period with one-fifth exercisable on the grant date and one-fifth on each anniversary date for the four years following the grant date. Options cannot be exercised more than ten years after the grant date. As of February 1, 2003, there are 2,189,750 shares remaining available for grant.

	Equity compensation plans approved by shareholders	Equity compensation plans not approved by shareholders	Total
Number of securities to be issued upon exercise of outstanding options	6,898,170	—	6,898,170
Weighted average exercise price of outstanding options	$ 16.57	$ —	$ 16.57
Number of securities remaining available for future issuance under equity compensation plans *(excluding securities reflected in top row)*	2,390,104	—	2,390,104

(dollar amounts in thousands, except per share amounts)

Stock option transactions for the Company's stock option plans are summarized as follows:

	Fiscal 2002		Fiscal 2001		Fiscal 2000	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding – beginning of year	**6,316,787**	**$ 16.48**	5,039,772	$ 19.63	5,413,622	$ 22.05
Granted	**1,213,300**	**16.27**	1,757,000	6.75	1,160,450	6.34
Exercised	**(108,880)**	**8.10**	(19,400)	8.77	—	—
Cancelled	**(523,037)**	**16.45**	(460,585)	14.26	(1,534,300)	18.10
Outstanding – end of year	**6,898,170**	**16.57**	6,316,787	16.48	5,039,772	19.63
Options exercisable at year end	**4,148,570**	**20.54**	3,422,187	22.29	2,501,678	24.93
Weighted average estimated fair value of options granted		**7.20**		2.85		2.54

The following table summarizes information about stock options outstanding at February 1, 2003:

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Number Outstanding at Feb. 1, 2003	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at Feb. 1, 2003	Weighted Average Exercise Price
$ 5.31 to $13.00	2,186,100	8 years	$ 6.51	595,400	$ 6.62
$ 13.01 to $21.00	2,428,850	8 years	15.91	1,269,950	15.58
$ 21.01 to $29.00	1,300,617	4 years	23.36	1,300,617	23.36
$ 29.01 to $37.38	982,603	3 years	31.63	982,603	31.63
$ 5.31 to $37.38	6,898,170			4,148,570	

Note 11 – Income Taxes

The provision for income taxes includes the following:

Year ended	February 1, 2003	February 2, 2002	February 3, 2001
Current:			
Federal	**$ 25,102**	$ 12,640	$ (6,300)
State	**1,939**	240	353
Deferred:			
Federal	**(1,211)**	6,680	(22,776)
State	**35**	744	(1,798)
	$ 25,865	$ 20,304	$ (30,521)

A reconciliation of the statutory federal income tax rate to the effective rate of the provision for income taxes follows:

Year ended	February 1, 2003	February 2, 2002	February 3, 2001
Statutory tax rate	**35.0%**	35.0%	35.0%
State income taxes, net of federal tax benefits	**1.9**	1.2	1.2
Job credits	**(0.3)**	(0.3)	0.3
Other, net	**0.4**	0.1	—
	37.0%	36.0%	36.5%

Items that gave rise to significant portions of the deferred tax accounts are as follows:

	February 1, 2003	February 2, 2002
Deferred Tax Assets:		
Inventories	**$ 4,456**	$ 3,841
Employee compensation	**7,209**	4,990
Store closing reserves	**750**	375
Legal	**2,270**	2,438
Real estate tax	**(2,188)**	(2,188)
Insurance	**6,128**	4,621
Benefit accruals	**(5,860)**	(5,693)
State tax credit	**419**	—
Valuation allowance	**(419)**	—
Other	**958**	919
	$ 13,723	$ 9,303
Deferred Tax Liabilities:		
Depreciation	**$ 72,944**	$ 69,093
State taxes	**(3,046)**	(2,643)
Accrued leases	**(9,435)**	(8,955)
Other	**200**	15
	$ 60,663	$ 57,510
Net Deferred Tax Liability	**$ 46,940**	$ 48,207



Note 12 – Contingencies

The Company's California subsidiary is a defendant in a consolidated action entitled "Dubrow et al vs. The Pep Boys – Manny Moe & Jack" that is pending in the California Superior Court in Orange County. Plaintiffs are former and current store management employees who claim that they were improperly classified as exempt from the overtime provisions of California law and seek to be compensated for all overtime hours worked. Plaintiffs filed a Motion to certify the case as a class action to represent all persons employed in California as salaried store managers, assistant store managers, service managers and assistant service managers since March 29, 1996. Plaintiffs' Motion to certify the case as a class action was previously granted by the trial court. The Company's appeals of that decision through the California Supreme Court were unsuccessful. The Company is now preparing to move the trial court for reconsideration of its decision to certify the class. No trial date has been set for the underlying case. The Company intends to vigorously defend this action and believes that it is not material to the Company's financial position. An adverse outcome in this action, however, may have a material adverse effect on the Company's results of operations for the year in which a judgment, if any, is rendered.

An action entitled "Tomas Diaz Rodriguez; Energy Tech Corporation v. Pep Boys Corporation; Manny, Moe & Jack Corp. Puerto Rico, Inc. d/b/a Pep Boys" was previously instituted against the Company in the Court of First Instance of Puerto Rico, Bayamon Superior Division. The action was subsequently removed to, and is currently pending in, the United States District Court for the District of Puerto Rico. Plaintiffs are distributors of a product that claims to improve gas mileage. The plaintiffs allege that the Company entered into an agreement with them to act as the exclusive retailer of the product in Puerto Rico that was breached when the Company determined to stop selling the product. The Company became aware of a Federal Trade Commission investigation regarding the accuracy of advertising claims concerning the product's effectiveness. The plaintiffs further allege that they were negotiating with the manufacturer of the product to obtain the exclusive distribution rights throughout the United States and that those negotiations failed. Plaintiffs are seeking damages including payment for the product that they allege Pep Boys ordered and expenses and loss of sales in Puerto Rico and the United States resulting from the alleged breach. The Company believes that the claims are without merit and continues to vigorously defend this action.

The Company is also party to various other lawsuits and claims, including purported class actions, arising in the normal course of business. In the opinion of management, these lawsuits and claims, are not, singularly or in the aggregate, material to the Company's financial position or results of operations.

Note 13 – Fair Value of Financial Instruments

The estimated fair values of the Company's financial instruments are as follows:

	February 1, 2003		February 2, 2002	
	Carrying Amount	**Estimated Fair Value**	Carrying Amount	Estimated Fair Value
Assets:				
Cash and cash equivalents	$ **42,770**	$ **42,770**	$ 15,981	$ 15,981
Accounts receivable	**17,916**	**17,916**	18,052	18,052
Liabilities:				
Accounts payable	**200,053**	**200,053**	216,085	216,085
Long-term debt including current maturities	**477,459**	**462,609**	669,033	635,080
Senior convertible notes	**150,000**	**133,125**	—	—

Cash and Cash Equivalents, Accounts Receivable and Accounts Payable

The carrying amounts approximate fair value because of the short maturity of these items.

Long-Term Debt including Current Maturities and Senior Convertible Subordinated Notes

Interest rates that are currently available to the Company for issuance of debt with similar terms and remaining maturities are used to estimate fair value for debt issues that are not quoted on an exchange.

The fair value estimates presented herein are based on pertinent information available to management as of February 1, 2003 and February 2, 2002. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since those dates, and current estimates of fair value may differ significantly from amounts presented herein.

Note 14 – Subsequent Event

On March 26, 2003, the Company announced that its Board of Directors authorized a share repurchase program for the purchase of up to $25,000 of its outstanding common stock. Share repurchases may be made from time to time in the open market or in privately negotiated transactions.

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
The Pep Boys – Manny, Moe & Jack

We have audited the accompanying consolidated balance sheets of The Pep Boys – Manny, Moe & Jack and subsidiaries as of February 1, 2003 and February 2, 2002, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended February 1, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The Pep Boys – Manny, Moe & Jack and subsidiaries as of February 1, 2003 and February 2, 2002, and the results of their operations and their cash flows for each of the three years in the period ended February 1, 2003 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Philadelphia, Pennsylvania
March 13, 2003
(March 26, 2003 as to Note 14)

QUARTERLY FINANCIAL DATA (Unaudited)

(dollar amounts in thousands, except per share amounts)

Year Ended February 1, 2003	Total Revenues	Gross Profit	Operating Profit	Net Earnings (Loss) Before Extraordinary Items	Net Earnings (Loss)	Net Earnings (Loss) Per Share Before Extraordinary Items		Net Earnings (Loss) Per Share		Cash Dividends Per Share	Market Price Per Share	
						Basic	Diluted	Basic	Diluted		High	Low
1st Quarter	$ 558,973	$ 161,935	$ 32,153	$ 13,565	$ 13,565	$ .26	$ .26	$ .26	$ .26	$ .0675	$ 19.38	$ 13.55
2nd Quarter	585,785	171,576	38,240	16,683	16,554	.32	.30	.32	.30	.0675	19.04	10.75
3rd Quarter	544,944	163,042	35,220	15,625	15,515	.30	.28	.30	.28	.0675	15.23	8.75
4th Quarter	482,786	137,558	8,052	(1,834)	(1,834)	(.04)	(.04)	(.04)	(.04)	.0675	12.64	10.06
Year Ended February 2, 2002												
1st Quarter	$ 551,577	$ 155,731	$ 27,233	$ 9,108	$ 9,108	$ .18	$ .18	$ .18	$ .18	$ .0675	$ 7.00	$ 4.40
2nd Quarter	573,074	164,304	32,164	12,285	12,519	.24	.24	.24	.24	.0675	13.97	5.35
3rd Quarter	551,501	155,952	27,608	11,016	10,022	.21	.21	.19	.19	.0675	13.70	8.80
4th Quarter	508,408	142,254	17,290	3,691	3,686	.07	.07	.07	.07	.0675	18.48	11.88

Under the Company's present accounting system, actual gross profit from merchandise sales can be determined only at the time of physical inventory, which is taken at the end of the fiscal year. Gross profit from merchandise sales for the first, second and third quarters is estimated by the Company based upon recent historical gross profit experience and other appropriate factors. Any variation between estimated and actual gross profit from merchandise sales for the first three quarters is reflected in the fourth quarter's results.

Officers

Chairman of the Board & Chief Executive Officer
Mitchell G. Leibovitz

President & Chief Financial Officer
George Babich, Jr.

Senior Vice Presidents

Don L. Casey
Merchandise Supply Chain

Mark L. Page
Store Operations

Frederick A. Stampone
Chief Administrative Officer & Secretary

Vice Presidents

Guillermo R. Alvarez
Southern & Carribean Store Operations

Krishna Boodram
Mid-South Store Operations

Timothy R. Brokaw
Planning

Mark A. Camerote
Management Information Systems

Bruce E. Chidsey
Service Center Operations

Joseph A. Cirelli
Customer Satisfaction

Craig F. Henning
Commercial

Bernard K. McElroy
Chief Accounting Officer & Treasurer

Charles M. McErlane
Eastern Store Operations

Michael P. McSorley
Western Store Operations

Stuart M. Rosenfeld
Distribution

Samuel J. Rowell
Loss Prevention

Assistant Vice Presidents

Thomas A. Balash
Store Operations

William A. Donkin, III
Management Information Systems

Carol A. Hey
Merchandise Supply Chain

Donald E. Kolmodin
Merchandising

Michele B. Meiers
Marketing & Advertising

James T. Monyak
Accounting

Robert W. Pickle
Merchandising

Jeffrey C. Pruner
Management Information Systems

Charles E. Rigby
Merchandising

Joseph S. Risch
Merchandising

Thomas F. Ruggieri
Human Resources

Dennis G. Thiel
Management Information Systems

Brian D. Zuckerman
Chief Legal &
Corporate Governance Officer

Board Of Directors

Peter A. Bassi
President
Yum! Restaurants International

Bernard J. Korman
Chairman of the Board
Philadelphia Health Care Trust

J. Richard Leaman, Jr.
President
JRL Consulting Company

Mitchell G. Leibovitz
Chairman of the Board & CEO
Pep Boys

William Leonard
President & Chief Operating Officer
ARAMARK

Malcolmn D. Pryor
Chairman of the Board
Pryor, Counts & Co., Inc.

Lester Rosenfeld
Private Investor

Jane Scaccetti, CPA
Shareholder
Drucker & Scaccetti, P.C.

Benjamin Strauss
Director
The Strauss Foundation

John T. Sweetwood
Partner
Woods Investment

Shareholder Information

Annual Shareholders Meeting
May 28, 2003 at 9:00 AM
The ACE Center
Ridge Pike & Manor Road
Lafayette Hill, PA 19444

Registrar, Stock Transfer Agent & Dividend Disbursing Agent
American Stock Transfer &
Trust Company
40 Wall Street, 46th Floor
New York, New York 10005
(212) 936-5100

Dividend Reinvestment & Stock Purchase Plan
Stockholders of record may acquire additional shares of Pep Boys common stock through its Dividend Reinvestment/Stock Purchase Plan. Quarterly cash dividends as well as quarterly cash contributions from $100 to $10,000 may be invested through this plan.
A prospectus and authorization card are available upon written request to the Corporate Secretary.

NYSE Symbol: PBY
3,029 Registered Shareholders as of February 1, 2003.

Investor Relations
To obtain copies of the annual report, 10-K and quarterly earnings reports:

write to
Investor Relations Department
at the address below

or call the investor relations hotline at
1-800-PEP-0135

or visit our Internet web site at
pepboys.com

Corporate Headquarters
3111 West Allegheny Avenue
Philadelphia, Pennsylvania 19132
(215) 430-9095

Printed on Recycled Paper


PEP BOYS